UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

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Service Corporation International

(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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PROXY STATEMENT AND 2022 ANNUAL MEETING NOTICE

SERVICE CORPORATION INTERNATIONAL

OUR GUIDING PRINCIPLES



Our purpose

We are a Company committed to supporting families at difficult times and dedicated to celebrating the life and legacy of every loved one with professionalism, compassion, and attention to detail.

Our values

***R**espect*

***I**ntegrity*

***S**ervice excellence*

***E**nduring relationships*





Our vision

Celebrating life with dedication, excellence, and innovation.



To view our full family of brands, visit www.sci-corp.com/about/our-brands

As used herein, all references to "SCI", "Service Corporation International", or the "Company" refer to Service Corporation International and all of its affiliated companies.

2021: Delivering Shareholder Value

Funeral Segment

Revenue (in millions)



2021	$2,343
2020	$2,052

Gross Profit %



2021	26.7%
2020	24.1%

Preneed Sales Production (in millions)



2021	$1,088
2020	$859

Cemetery Segment

Revenue (in millions)



2021	$1,800
2020	$1,459

Gross Profit %



2021	37.7%
2020	33.0%

Preneed Sales Production (in millions)



2021	$1,337
2020	$1,046

TSR Compared to S&P 500



	S&P 500	SCI
1 year	29%	47%
3 year	100%	85%
5 year	133%	172%
10 year	363%	693%

10-year Total Shareholder Return

+693%

2011-2021

As of December 31, 2021 and includes the reinvestment of dividends | Source: S&P Capital IQ

GAAP Performance Measures[1]

GAAP Earnings Per Share



2021	$4.72
2020	$2.88

GAAP Operating Cash Flow (in millions)



2021	$921
2020	$804

Adjusted Performance Measures[2]

Adjusted Earnings Per Share



2021	$4.57
2020	$2.91

▲ **57%** Growth

Adjusted Operating Cash Flow (in millions)



2021	$912
2020	$804

▲ **13%** Growth

[1] GAAP - Generally Accepted Accounting Principles

[2] Adjusted Earnings Per Share and Adjusted Operating Cash Flow are non-GAAP financial measures. Please see Annex A in this Proxy Statement for disclosures and reconciliations to the appropriate GAAP measure.

TOM RYAN'S LETTER TO SHAREHOLDERS

Dear Shareholders,

As we look back on 2021, what we have been able to accomplish against the backdrop of a global pandemic has been remarkable. I am extremely proud of our team of over 24,000 associates who have continued to provide service excellence to our client families while executing on our strategy to grow revenue, leverage our scale, and deploy capital to the highest relative return opportunities. Throughout this pandemic, with the aid of technology and the strength of our purpose-driven culture, we have demonstrated our ability to adapt. Additionally, we have not only met, but exceeded our 8% to 12% adjusted earnings per share long-term growth framework.

Our purpose as a Company to support families at difficult times with a dedication to celebrate the life and legacy of every loved one with professionalism, compassion, and attention to detail continues to drive us forward. This socially driven purpose results in a compassionate culture, that guides our service excellence, community outreach, and the support we provide to each other, all while fostering a sustainable growth model.

Our culture is critical to our business. I believe it is stronger than ever, which has allowed us to handle changes and adapt to the needs of the families we serve, particularly during the past two challenging years. Our adaptability has been demonstrated throughout the pandemic and is an asset to the health of our organization. Our leadership team is committed to advancing inclusion and diversity in the workplace, by embracing the many backgrounds and perspectives that make each of us so unique, allowing us to remain relevant to the diverse families we serve. In addition to our existing four Associate Resource Communities, this year we added another one, SOAR, which supports, elevates, empowers, and encourages women. We held our second SCI Women's Leadership Conference during the pandemic, which was a virtual three-day event that allowed female leaders to connect, share ideas, and develop and enhance skills. We also recently added a senior management position to oversee inclusion and diversity, which will be critical in supporting the Company's belief that diversity of talent is a key driver of better business outcomes.

Even as the impacts of the COVID-19 pandemic continued to be felt, 2021 operating results exceeded our expectations, reflecting our team's relentless focus on the families and communities that we serve and is a testament to our strong corporate culture. For the full year 2021, we reported growth in adjusted earnings per share of 57% and over 13% growth in adjusted operating cash flow over an already strong 2020. We grew consolidated preneed funeral sales production over 26% and consolidated preneed cemetery sales production over 27% for the year, enhancing the value of our future results by growing the preneed backlog and capturing future market share. Our total shareholder return for the year was almost 50%. We are proud of these results, as they were accomplished while providing service excellence, which is reflected in our customer satisfaction scores. We now have more ways than ever to listen to our client family's needs. In addition to our J.D. Power customer satisfaction surveys, we also actively monitor and respond to online customer satisfaction ratings through social media reviews, which are used as a modifier in our executive compensation program as our environmental, social, and governance (ESG) metric.



Our purpose as a Company to support families at difficult times with a dedication to celebrate the life and legacy of every loved one with professionalism, compassion, and attention to detail continues to drive us forward. This socially driven purpose results in a compassionate culture, which inherently cares about the communities and the environment we work in, and each other, while fostering a sustainable growth model.

Our core strategy has not changed, but we continue evolving to meet the needs of our client families. As we execute our core strategies of growing revenue, leveraging scale, and deploying capital to the highest relative return opportunities, we are utilizing technology in ways the industry hasn't before. We continue expanding our digital footprint and we are now reaching new audiences resulting in more efficient and effective sales leads. These digital leads continue rising and have higher close rates than other marketing channels, providing long-term preneed sales production and revenue growth. Our technology investments will also eventually aid in simplifying the arrangement process for our associates and client families. We are also utilizing our scale creating a more efficient and effective sales organization through the use of technology. Instead of relying solely on traveling to train associates and drive performance, we are using our customer relationship management system to surface insights, allocate leads more effectively, and drive improvements in productivity throughout the entire process. Lastly, we continue deploying capital to the highest relative return opportunity into acquisitions and funeral home and cemetery new builds, and absent these opportunities we will return excess cash to shareholders.

As we continue navigating this world of unknowns, our long-term adjusted earnings per share growth framework of 8%-12% remains intact as we look beyond the impacts of this pandemic. I believe our potential for earnings growth in the coming years could be even higher due to the tailwinds provided by aging demographics, as we have proven we have the capacity and ability to deliver incremental margins by effectively leveraging the increase in services performed in both our funeral and cemetery segments. We will also benefit from the increased use of technology, digital marketing, and other sales initiatives to help us continue to drive both funeral and cemetery preneed sales production growth. As the pandemic wanes, we may also benefit from increased strategic acquisition opportunities.

As we look to the future, I couldn't be more excited about where we are headed as a company. Our future is positive, as we will benefit overall from the lessons learned throughout the pandemic and we enter 2022 with a strong culture centered around our purpose as a Company. Again, let me say thank you to our talented team of associates for their selfless dedication to our client families and the communities who place their trust in us.

Our future is positive, as we will benefit overall from the lessons learned throughout the pandemic and are entering 2022 with a strong culture centered around our purpose as a company. Again, let me say thank you to our talented team of associates for their selfless dedication to our client families and the communities who place their trust in us.

Tom Ryan
President, Chairman, and CEO

MESSAGE FROM OUR BOARD OF DIRECTORS

We invite you, our shareholders, to the Service Corporation International 2022 Annual Shareholder Meeting on Wednesday, May 4, 2022 at 9:15 a.m. Central Time, at the Company's Headquarters in Houston, TX. Last year, Cliff Morris announced that he will retire after 32 years of dedicated service. This year we are pleased to present a new Director nominee, C. Park Shaper.

Shareholders and other interested parties may communicate with any of the independent Directors, including Committee Chairs and the Lead Independent Director, by using the following address:

Service Corporation International
Lead Independent Director c/o Office of Corporate Secretary
1929 Allen Parkway
Houston, TX 77019
Email: leaddirector@sci-us.com

Thank you for the trust you place in us and for your continued investment in Service Corporation International.

Sincerely,

Anthony L. Coelho
Lead Independent Director

Thomas L. Ryan
President, Chairman, and CEO

Alan R. Buckwalter, III

Jakki L. Haussler

Victor L. Lund

Clifton H. Morris, Jr.

Ellen Ochoa

Sara Martinez Tucker

W. Blair Waltrip

Marcus A. Watts

2022 ANNUAL MEETING OF SHAREHOLDERS



Date and Time:
Wednesday, May 4, 2022 at 9:15 a.m. Central Time



Place:
Service Corporation International Conference Center, Heritage I & II 1929 Allen Parkway Houston, Texas 77019



Record Date:
March 7, 2022

Voting Matters

Proposal		Board Recommendation	Page Number
1	Election of 10 Directors	✓ **FOR** each Director nominee	17
2	Ratify the Selection of PricewaterhouseCoopers LLP, Our Independent Registered Public Accounting Firm	✓ **FOR**	38
3	"Say-on-Pay" Advisory Vote to Approve Named Executive Officer Compensation	✓ **FOR**	40

How to Vote



By Internet

Vote your shares at www.proxyvote.com.



By Telephone

Call toll-free number 1-800-690-6903.



By Mail

Sign, date, and return the enclosed proxy card or voting instruction form.



In Person

To attend the meeting in person, you will need proof of your share ownership and valid picture I.D.

Have your Notice of Internet Availability or proxy card in hand for the 16-digit control number.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL SHAREHOLDERS MEETING TO BE HELD MAY 4, 2022:

For 2022, there is an annual meeting website to make it even easier to access our annual meeting materials. At the annual meeting website, you can find an overview of the items for voting, our Proxy Statement and annual report for viewing online or for downloading, and a link to vote your shares. This Proxy Statement, the Notice of Annual Meeting of Shareholders, and the enclosed proxy card are first mailed to shareholders beginning on or about March 25, 2022 and are available at the annual meeting website at: **www.sciannualmeeting.com.**

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained in this Proxy Statement. This summary does not contain all of the information you should consider. Please read the entire Proxy Statement carefully before voting.

 **Proposal 1**

The Board of Directors recommends that Shareholders vote **"FOR"** the following nominees:

Director Nominees

Name Occupation	Independent	Director Since	Age	Other Public Boards*	A	C	E	I	N& CG
Alan R. Buckwalter Former Chairman and CEO, Chase Bank of Texas	YES	2003	75	None			●	●	●
Anthony L. Coelho, Lead Independent Director Former Majority Whip of the U. S. House of Representatives Independent business and political consultant	YES	1991	79	2		●	●		●
Jakki L. Haussler Founder and Chairwoman of the Board and former CEO, Opus Capital Management	YES	2018	64	2	●			●	
Victor L. Lund Former CEO and Executive Chairman of the Board, Teradata Corporation	YES	2000	74	None	●		●		●
Ellen Ochoa Former Director, NASA Johnson Space Center Independent Director and Speaker	YES	2015	63	None		●		●	
Thomas L. Ryan President, Chairman, and CEO, Service Corporation International	NO	2004	56	None		●			
C. Park Shaper CEO of Seis Holdings, LLC, a private investment holding company	YES	NEW	53	2	●	●			
Sara Martinez Tucker Former Chief Executive Officer, National Math + Science Initiative, a non-profit organization to improve student performance in STEM subjects	YES	2018	66	1	●				●
W. Blair Waltrip Independent consultant, family and trust investments, and former Senior Executive of the Company	NO	1986	67	None				●	
Marcus A. Watts President, The Friedkin Group, an umbrella company overseeing various business interests that include a variety of branded automotive, hospitality, and entertainment companies	YES	2012	63	1		●	●		●

BOARD COMMITTEE COMPOSITION

A	Audit Committee	**E**	Executive Committee	**N&CG**	Nominating & Corporate Governance Committee
C	Compensation Committee	**I**	Investment Committee	● Member	● Chair

* See Director profiles beginning on page 17, which include other public boards for each Director.

Director Snapshot

We have added five new Directors in the last ten years, which has decreased our Board's average age and tenure by four and nine years, respectively. Women represent 30% of the current Board[1]:



Director Age[1] — Average age is **66 years old**
- 50 to 60 years
- 61 to 70 years
- 71 to 80 years

Director Tenure[1] — Average tenure is **15 years**
- 0 to 5 years
- 6 to 10 years
- 10 years or more

Gender[1] — Gender diversity represented by **30% of the Board**
- Female
- Male

Ethnicity[1] — Ethnic diversity represented by **30% of the Board**
- Minority
- Non-minority

[1] Excludes Cliff Morris who is retiring from the Board effective May 2022 and includes Director nominee C. Park Shaper.

Director Independence:
- 8 out of 10 Directors are independent
- 9 out of 10 Directors are non-management
- Audit, Compensation, and Nominating and Corporate Governance Committees of SCI are composed entirely of Independent Directors
- Strong Lead Independent Director role (see page 31 for list of key duties and responsibilities of Lead Independent Director)

Director Nominees Exhibit:
- Personal qualities such as self-awareness, respect, integrity, independence, and capacity to function effectively in challenging environments
- Experience in various executive/senior leadership roles and proven records of success
- Corporate governance knowledge and practices
- Appreciation for diversity of people and perspectives
- Objectivity and sound judgment

Highly Engaged and Active Board:
- Actively involved with overseeing Company's execution of its strategy and risk management
- 99% combined meeting attendance record for Board and Board committee meetings
- 4 Board meetings
- 20 committee meetings

Our Director nominees possess a diverse mix of backgrounds, experience, and expertise:



FINANCIAL — 9/10

MARKETING/BRAND MANAGEMENT — 4/10

GOVERNMENT/ REGULATORY — 6/10

REAL ESTATE/BUSINESS DEVELOPMENT/M&A — 7/10

HUMAN CAPITAL MANAGEMENT — 8/10

RISK MANAGEMENT — 7/10

INVESTMENTS/FINANCIAL SERVICES — 6/10

TECHNOLOGY OR E-COMMERCE — 3/10

Corporate Governance Highlights

Adoption of Best Practices and Board Composition Changes

We have a history of thoughtful consideration of shareholder feedback and monitoring corporate governance best practices. The timeline below demonstrates our governance enhancements with respect to Board structure, shareholder rights, and executive compensation. We also remain continually focused on Board composition and committed to evaluating our disclosures to promote transparency.

	Best Practices	Board Composition
2016	• **Created role of Lead Independent Director** with enhanced authority to call special Board meetings and to preside over Board meetings in the absence of the Chairman • **Refreshed proxy statement** improving readability and enhancing disclosures, including skills and experiences of Directors, and improving disclosures for aligning pay and performance	• **Appointed CEO Thomas L. Ryan as Chairman of the Board** • **Appointed Tony Coelho as Lead Independent Director**
2017	• **Adjusted Director compensation** in response to shareholder feedback • The Board, in response to shareholder feedback, approved **changes to the performance unit plan adding a normalized return on equity modifier** to the total shareholder return metric and **changing the award denomination to share units rather than cash** beginning in 2018 • Shareholders may call special meetings	• Continued **board recruitment process** replacing Board member Dr. Malcolm Gillis, who passed away (October 2015) after serving on the Board for 11 years
2018	• Board recommended and shareholders approved the **de-classification of our Board of Directors** • Board recommended and shareholders approved **elimination and reduction of certain supermajority voting requirements** in our Articles of Incorporation and Bylaws • We eliminated **the Umbrella Plan** within our executive incentive compensation plan due to certain changes in the Tax Act	• Added diverse perspectives and experience with the **addition of Sara Martinez Tucker and Jakki Haussler to our Board** • To facilitate the recruitment of the next generation of Board leaders, **R.L. Waltrip decided not to seek re-election** after 56 years of meaningful contributions • Long-time member, Dr. Ed Williams, passed away after faithfully serving on the Board for 27 years
2019	• We **enhanced our disclosures around Environmental, Social, and Governance (ESG)** • The Board made changes to the Company's Bylaws to permit the **Chair of the Nominating and Corporate Governance Committee of the Board to preside** over the Board meetings in the absence of the Board Chair and the Lead Director	• After 36 years of outstanding service on the Board of Directors, **John Mecom decided to not seek another term** as a Board member
2020-2021	• Updated the charter of the Nominating and Corporate Governance Committee of the Board reflecting its ESG oversight responsibilities • Strengthened the non-financial modifier, or ESG metric, for the Annual Performance Based incentive plan by increasing the online customer satisfaction rating threshold to 4.25 • Modified ROE threshold for the Performance Unit Plan	• Cliff Morris **decided to not seek another term as a Board member in 2021** • **Ellen Ochoa was nominated as the Compensation Committee Chair in 2021.** Alan Buckwalter will transition off of the Compensation Committee in 2022
2022	• We published our first Sustainability report outlining our ESG initiatives and programs, which is available on our website: **https://investors.sci-corp.com/** • **Removed automatic single-trigger** vesting upon change in control effective for equity awards granted in 2022	• We are pleased to present **Director nominee, C. Park Shaper.**

Our best practices include:

- Majority voting standard in Director elections
- Annual Board and Committee evaluation process
- Board orientation and education program
- No shareholder rights plan or "poison pill"
- No single trigger vesting upon change in control
- Shareholders' (10%) ability to call special meetings
- Anti-hedging and anti-pledging policies applicable to all Directors and Officers
- Stock ownership and retention guidelines for Directors and Officers

Corporate Governance Highlights

Shareholder and Proxy Advisor Outreach

The Board continues placing a high priority on listening to and considering the views of our shareholders. We accomplish this through a robust outreach and engagement program. Engaging with our shareholders is fundamental to our commitment to good governance practices. Throughout the year, we seek opportunities to connect with our investors to gain and share valuable insights. We also have a formal process of outreach to our top shareholders prior to our annual meeting to address highlights or changes to our corporate governance practices, including discussion of our executive compensation programs, as well as our long-term business strategy and other issues specific to our industry. In addition, certain of our directors have participated in direct shareholder engagement when requested and deemed appropriate. The results of these conversations are summarized and discussed with both the Board and our management. As part of our normal procedures, we also have open dialogue with Glass Lewis and Institutional Shareholder Services and use their constructive feedback to continuously enhance our disclosures.

In early 2021, we engaged with shareholders representing approximately 55% of the Company's common stock prior to our Annual Shareholder Meeting. Through our ongoing shareholder outreach efforts, we better understand the viewpoints of our shareholders as well as gain opportunities to communicate how our decisions align with our strategic goals.



We engaged with shareholders representing approximately

55%

of the Company's common stock

Overall, investors' sentiment was positive with respect to our enhanced ESG focus and disclosures and our corporate governance practices. Investors continued showing support for our overall executive compensation program and viewed it as well-structured and aligned with performance.

Some of the discussions addressed the subject of Board tenure. While shareholders appreciated that our Board tenure had been significantly reduced in recent years, they encouraged us to continue the progress we have made with Board recruitment as well as diversity. We are presenting a new nominee in this Proxy Statement and, at the same time, long-time Board member Cliff Morris is retiring. With the departure of Mr. Morris and the addition of the new Director nominee candidate, if elected, our Board tenure will be reduced to 15 years. Due to the complex and unique nature of our industry, we believe this is an appropriate tenure for our Board. We value the fresh perspectives from new Board members and the experience from more tenured Board members.

We received positive feedback with respect to our management of ESG matters, particularly our response to COVID-19 with respect to our associates, customers, and communities. Some investors continued to encourage us to move towards more environmental disclosures. Using Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) frameworks as guides, we are continuing work to ensure that we measure what matters to our Company and drives value for all of our stakeholders. In an effort to highlight our ESG initiatives and programs, we published our first **Sustainability Report in March 2022**, which is available on our website at **https://investors.sci-corp.com/.**

Environmental, Social, and Governance (ESG) Overview

The oversight of environmental and social matters, and the governance of these topics, is the responsibility of our Nominating and Corporate Governance Committee (NCGC). Since 2020, the NCGC reviewed matters presented by our ESG Steering Committee and addressed other related risks through various committee meetings throughout the year. See page 36 for more description of the Board's oversight of ESG in our Corporate Governance section in this Proxy Statement. **For more information on our ESG initiatives and programs, please refer to our inaugural Sustainability Report, which is available on our website at https://investors.sci-corp.com/.**

Our Social Matters

The over 24,000 associates we employ and the families we serve guide our purpose and core values, making our Company's social impact our primary focus. Our associate's compassion, positive outlook, and enthusiasm heighten the level of care for the families we serve and propel our Company's continued success. We strive for a workplace where ideas are welcomed, efforts are recognized, suggestions are put into practice, and innovative programs are deployed.

Since 2017, we have been certified by Great Place to Work®, a global authority on high-trust, high-performance workplace cultures. We constantly focus on improving associate satisfaction and developing innovative programs.



89%	**80%**	**90%**	**89%**
OF ASSOCIATES SAY THAT THEIR WORK HAS SPECIAL MEANING.	OF ASSOCIATES SAY THAT SCI IS A GREAT PLACE TO WORK.	OF ASSOCIATES FEEL THEY ARE TREATED FAIRLY REGARDLESS OF THEIR RACE AND GENDER.	OF ASSOCIATES FEEL A SENSE OF PRIDE WHEN LOOKING AT WHAT WE ACCOMPLISH.

At SCI, we also believe in supporting causes that enhance and promote the well-being of the communities where we do business. Through strategic partnerships with multiple organizations, we make a difference in the communities where our associates and client families live, work, and play.

We believe in the power of inclusion, and we respect our fellow associates' work, ideas, beliefs, and lifestyles. Through programs such as our Women's Leadership Conference and Associate Resource Communities, colleagues with similar interests connect with others for networking and opportunities for growth. Our leadership team is committed to advancing inclusion and diversity within the workplace by embracing the many backgrounds and perspectives that make each of us unique. Our CEO, Thomas L. Ryan, is a member of CEO Action for Diversity & Inclusion™ and we recently added a senior management position to oversee inclusion and diversity. This role is critical in supporting the Company's belief that diversity of talent is a key driver of better business outcomes.

WORKFORCE DEMOGRAPHICS

We embrace and value the many backgrounds and perspectives that make our workforce diverse, allowing us to remain relevant to the diverse families we serve.

Ethnicity

White



	70%
	59%
	61%

Hispanic



	18%
	24%
	23%

Black



	7%
	10%
	9%

Asian



	3%
	4%
	4%

Other Ethnicities



	2%
	3%
	3%

■ **Management**
■ **Non-Management**
■ **Total**

Gender

Male



	50%
	48%
	49%

Female



	50%
	52%
	51%

■ **Management**
■ **Non-Management**
■ **Total**

We embrace and value our diverse workforce, allowing us to remain relevant to the diverse families we serve.

Turnover



2021		2020		
21.4%		21.3%		■ **Voluntary Turnover**
4.2%		5.0%		■ **Involuntary Turnover**
25.6%		26.3%		■ **Total Company Turnover**

Our turnover rates have remained stable throughout the COVID-19 pandemic.

Corporate Governance Highlights

5 NEW DIRECTORS	**30% OF CURRENT BOARD MEMBERS**	**8 OUT OF 10 DIRECTORS**
Have been added since 2012, which has decreased our Board's tenure by nine years	Are ethnically diverse women	Are independent

1 NEW DIRECTOR	**1 OF OUR COMMITTEE CHAIRS**	**9 OUT OF 10 DIRECTORS**
Nominated in 2022	Is an ethnically diverse woman	Are non-management

Our Environmental Initiatives

We take seriously the obligation to better our society and the communities in which we operate and are committed to initiatives that respect our environment. We are focusing on the areas where we can make an impactful contribution. For families that desire to honor their loved ones' memory with environmentally friendly products, we offer a number of green, biodegradable options available at many of our locations.

We manage approximately 35,500 acres of land, most of which is green space within our cemeteries, providing families a natural and peaceful environment to grieve the loss of their loved ones. Our cemeteries often serve as community parks in certain urban areas and these open green spaces make a valuable environmental contribution to help reduce concentrations of greenhouse gases in the atmosphere.

We are currently undertaking a project to capture consumption data from our numerous locations' utility providers to better understand and manage our energy and water usage. We are also actively working to expand our understanding of our greenhouse gas emissions and our overall impact on the environment. We will continue enhancing our environmental reporting in the years to come.

We are currently exploring several opportunities regarding water consumption, energy conservation, and greenhouse gas emissions through the following initiatives:

- Testing water monitoring technology to measure soil data and assess irrigation patterns and utilizing reclamation at select cemeteries.
- Installing and piloting bioresomation units at select locations that utilize a water-based process instead of a flame-based process to lessen the release of carbon emissions during cremation.

- Approved installation of solar panels at certain locations.
- Began converting electricity contracts to renewable sources in 2019.
- Testing electric vehicles for the development of a potential electric vehicle strategy within our fleet.

For more information on our ESG initiatives and programs, please refer to our inaugural Sustainability Report, which is available on our website at https://investors.sci-corp.com/.

COVID-19 Pandemic Response

Our pandemic-related decision-making and response has evolved as the effects of the pandemic have changed. We formed a COVID-19 Task Force, chaired by Sumner J. Waring, Senior Vice-President and Chief Operating Officer. The Task Force includes associates from Operations, Human Resources, Health, Safety, and Environmental Compliance Services, Corporate Communications, Legal, and Supply Chain Management. The Task Force ensures an agile response to the pandemic and its impacts on our associates, customers, communities, and business. **For the Company's full pandemic response, please refer to our inaugural Sustainability Report, which is available on our website at https://investors.sci-corp.com/.**

ASSOCIATES, CUSTOMERS, AND COMMUNITIES

SCI remains deeply committed to the health and well-being of our associates, our customers, and our communities. To maintain a safe environment for all, we implemented the following key measures:

- Developed and adopted the Dignity Memorial Health & Safety Standards. This guide outlined actions to be taken to reduce the risk of exposure and further spread of COVID-19.

- Developed and adopted modified operations procedures and practices based on guidance provided by the CDC including protocols on decedent care and managing personal effects.

- Providing additional paid time off to associates who test positive for COVID-19 or need to care for a loved one or family member with COVID-19.

- Encouraging corporate office and certain field administrative associates to work remotely, if possible.

- Avoiding Company layoffs, mandatory furloughs, reductions in workforce or non-executive associate pay cuts because of the impact of COVID-19.

- Communicating the Company's Employee Assistance Program (EAP), which provides associates with 24/7 access to a licensed counselor at no cost.

- Worked with the International Cemetery, Cremation & Funeral Association (ICCFA) to successfully lobby the National Academies of Sciences, Engineering, and Medicine (NASEM) to successfully lobby the National Academies of Sciences, Engineering, and Medicine (NASEM) to help ensure funeral industry professionals have priority to receive the COVID-19 vaccine and were able to serve as essential workers during the pandemic.

- Awarded over **$22 million** during the last two years in "hero bonuses" and other bonuses to associates in recognition of their courageous efforts and dedication to serving families during the pandemic.



Proposal 2

The Board of Directors recommends that Shareholders vote **"FOR"** ratification of the selection of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm of the Company.

Auditor Selection

Why we believe you should vote "FOR" PwC as our independent auditors:

PwC ENGAGEMENT:

- PwC has extensive knowledge of our unique industry and has demonstrated its capability and expertise as an Independent Registered Public Accounting Firm.
- PwC maintains independence and objectivity through five year audit partner engagement rotations, strong internal control procedures, and regulatory oversight from PCAOB and SEC in addition to industry peer-reviewed audits.
- Our Audit Committee and PwC regularly meet to discuss audit matters and provide updates outside the presence of management.
- Our Audit Committee reviews SCI's engagement letter and approves PwC's annual audit and non-audit fees.
- Approximately 94% of the fees incurred are audit-related.

Year-Over-Year Comparison of Our Audit to Non-Audit Fees



For more information in regard to the audit and non-audit fees, please see section titled "Audit Fees and All Other Fees" under Audit Committee Matters on page 39.



Proposal 3

The Board of Directors recommends a vote **"FOR"** advisory approval of the resolution regarding compensation of our Named Executive Officers (as set forth in this Proxy Statement).

2021 Named Executive Officers' Compensation

Over the past several years, the Compensation Committee in conjunction with management has worked to improve the alignment of our compensation programs with the interests of our shareholders. In 2021, almost **80%** of our CEO's compensation and almost **70%** of the compensation of our other Named Executive Officers' (NEOs) was performance-based.

% of 2021 Compensation for CEO and other NEOs	Description	Highlights and Recent Changes
Annual Base Salary 10% CEO 18% Other NEOs	• Fixed cash • Established based on a competitive range of benchmark pay levels	

Annual Performance-Based Incentive Compensation
27% CEO
31% Other NEOs
	• Performance-Based cash
	• Tied to the attainment of performance measures:
	  • **Normalized EPS**
	  • **Normalized Free Cash Flow per Share**
	  • **Comparable Preneed Production**
	• Established based on a competitive range of benchmark pay levels
		• **200%** payout percentage for 2021 performance
		• 2020 plan introduced an ESG metric, which is tied to customer satisfaction ratings

Long-Term Incentive Compensation 51% CEO 36% Other NEOs	(1/3) **Stock Options** • Vest at a rate of 1/3 per year	
	(1/3) **Restricted Stock:** • Vest at a rate of 1/3 per year	
	(1/3) **Performance-Based Units ("PUP")**: • Tied to measurement of three-year total shareholder return ("TSR") relative to a peer group of public companies (see Annex C in this Proxy Statement) that is governed by a normalized return on equity (ROE) benchmark floor tied to the S&P MidCap 400® index	• **134%** payout percentage for 2019-2021 performance cycle • Units are now denominated in shares instead of dollars
	• Long-term incentive compensation is established based on a competitive range of benchmark pay levels	• **Removed automatic single-trigger** vesting upon change in control effective for equity awards granted in 2022
Other Compensation 12% CEO 15% Other NEOs	**Retirement Plans:** • Executive Deferred Compensation Plan • 401(k) Plan	
	Perquisites and Personal Benefits: • Reasonable benefits provided	









Pay for Performance Alignment

A significant portion of the compensation of our Named Executive Officers is directly linked to the Company's performance, as demonstrated in the historical payouts related to our annual and long-term incentive plans. Below is a graph aligning CEO pay and performance, using the five-year total shareholder return. The Company realized total shareholder return (TSR) of 172% over the last five fiscal years, outpacing the return of the S&P 500 TSR of 133%.



[1] A change in the denomination of the performance unit plan created a temporary distortion in the disclosure of 2018 and 2019 total compensation by "doubling up" previous performance plan grants, which were disclosed when paid, with the initial inclusion of the 2018 and 2019 performance plan grant values. For more information, please see page 50.

Proposal 1: Election of Directors

Set forth below are profiles for each of the ten candidates nominated by the Nominating and Corporate Governance Committee of the Board of Directors for election by shareholders at this year's Annual Meeting each with one-year terms expiring in 2023. Directors are elected by a majority of votes cast.

 The Board of Directors recommends that Shareholders vote **"FOR"** the following nominees:

Director Nominees

ALAN R. BUCKWALTER | Independent | Director Since: 2003 | Age: 75



Committees:

Executive, Investment, Nominating and Corporate Governance

 Financial

 Investments/ Financial Services

 Real Estate/ Business Development/M&A

 Risk Management

 Human Capital Management

Occupation

Former Chairman and CEO, Chase Bank of Texas

Prior Business Experience

- Chairman, J.P. Morgan Chase Bank, South Region (1995-2003)
- President of Texas Commerce Bank (1990-1995)
- Held various positions at Chemical Bank in corporate division (1970-1990)

Other Positions

- Board member, Texas Medical Center
- Chairman Emeritus and Board member, Central Houston, Inc.

Past Public Company Boards

- Freeport-McMoRan, Inc. (2013-2015)
- Plains Exploration and Production (2003-2013); subsequently acquired by Freeport-McMoRan, Inc.

Other Prior Positions

- Board of Directors, Federal Reserve Bank of Dallas (Houston Branch)

Education

- Fairleigh Dickinson University

Director Summary: Alan Buckwalter's extensive corporate finance and banking experience provides the Board with valuable financial and investment management insights. He is an insightful resource for relevant strategy and risk management gained from his many years in senior executive roles. His tenure with the Board has allowed him to develop a robust understanding of our unique industry. Furthermore, he possesses significant corporate governance knowledge developed by current and past service on the boards of other publicly traded companies.

ANTHONY L. COELHO | Lead Independent | Director Since: 1991 | Age: 79



Committees:

Compensation, Executive, Nominating and Corporate Governance

Skills & Qualifications:

 Financial

 Marketing/Brand Management

 Investments/ Financial Services

 Government/ Regulatory

 Human Capital Management

Occupation

- Former Majority Whip of the U.S. House of Representatives
- Independent business and political consultant

Prior Political Experience

- Chairman of the President's Committee on Employment of People with Disabilities (1994-2001)
- General Chairman of Al Gore's Presidential campaign (1999-2000)
- Majority Whip (1987-1989)
- Member of U.S. House of Representatives (1978-1989); original sponsor/author of the Americans With Disabilities Act

Prior Business Experience

- President/CEO of Wertheim Schroder Financial Services, grew $800 million firm to $4.5 billion over 6 years (1990-1995)

Current Public Company Boards

- Board Chairman, Esquire Financial Holdings, Inc.
- AudioEye, Inc.

Select Past Public Company Boards

- Chairman, Cyberonics
- Chairman, Circus Circus Enterprises (now MGM Mirage)
- Chairman, ICF Kaiser International, Inc.
- Warren Resources, Inc.

Other Positions

- Former Chairman and current Board member of the Epilepsy Foundation

Education

- Loyola University Los Angeles

Director Summary: Tony Coelho's successful role as President and CEO of a multi-billion financial services company provides the Board with financial, investing, and senior leadership expertise. His political experience and expertise provide unique insights into government, public policy matters, and regulatory issues. Additionally, he has significant corporate governance knowledge developed by current and past service on the boards of other publicly traded companies, which is invaluable to SCI in his role as Lead Independent Director.

JAKKI L. HAUSSLER | Independent | Director Since: **2018** | Age: **64**



Committees:

Audit, Investment

Skills & Qualifications:

 Marketing/Brand Management

 Financial

 Investments/ Financial Services

 Real Estate/ Business Development/M&A

 Government/ Regulatory

Occupation

Founder and Chairwoman of the Board, Opus Capital Management (since 1996), an independent registered investment advisor, providing investment solutions to institutions and high-net worth individuals

Prior Business Experience

- CEO Opus Capital Management (1996-2019)
- Managing Director, Capvest Venture Fund, LP (2000-2011) a private equity fund for growth and expansion stage companies
- Partner, Adena Ventures, LP (1999-2010) a private equity fund targeting underserved markets

Current Public Board Positions

- Barnes Group Inc.
- Morgan Stanley Funds

Other Positions

- Member, Board of Directors, The Victory Funds
- Member/Founder, Chase College of Law, Transaction Law Practice Center
- Board of Visitors, Chase College of Law
- Member, Northern Kentucky University Foundation Investment Committee

Past Public Company Boards

- Cincinnati Bell, Inc.
- Best Transport, Inc. (now Descartes Systems Group, Inc.)

Education

- University of Cincinnati
- Salmon P. Chase College of Law, Northern Kentucky University

Director Summary: Jakki Haussler has expertise in finance, portfolio management, and senior leadership experience as founder and Chairwoman of Opus Capital Management. Her expertise and experience provides background in investments and equity funds. Her experience as Partner in Adena Ventures provides insight into business development and M&A activity. Her other board positions have given her exposure to different industries and varying approaches to governance and issue resolution.

VICTOR L. LUND | Independent | Director Since: **2000** | Age: **74**



Committees:

Audit (Chair), Executive, Nominating and Corporate Governance

Skills & Qualifications:

 Financial

 Marketing/Brand Management

 Real Estate/ Business Development/M&A

 Technology or e-Commerce

 Human Capital Management

Occupation

Former President, CEO, and Executive Chairman of the Board, Teradata Corporation

Prior Business Experience

- Executive Chairman (2019-2020) & President and CEO (2016-2018), Interim CEO (2019-2020), Teradata Corporation
- Chairman, DemandTec, a software company (2006-2012)
- Chairman, Mariner Healthcare, Inc. (2002-2004)
- Vice Chairman, Albertsons, Inc. (1999-2002)
- 22-year career with American Stores Company in various positions including Chairman, CEO, CFO and Corporate Controller (1977-1999)
- Audit CPA, Ernst & Ernst (1972-1977)

Past Public Company Boards

- Teradata Corporation
- DemandTec
- Delta Airlines
- Del Monte Foods, Inc.
- Mariner Healthcare, Inc.
- Albertsons, Inc.
- American Stores Company
- NCR Corporation

Education

- The University of Utah
- MBA The University of Utah

Director Summary: Victor Lund's years of senior executive experience and leadership such as his former position of CEO and Executive Chairman of Teradata provide the Board with invaluable experience in technology and technological processes. As a former auditor who also worked in various corporate finance positions, he possesses an extensive understanding of financial reporting and auditing practices. Furthermore, his service on other boards provide SCI with valuable corporate governance expertise, which is of particular benefit to SCI in his role as Audit Committee Chair.

ELLEN OCHOA | **Independent** | Director Since: **2015** | Age: **63**



Committees:

Compensation (Chair), Investment

Skills & Qualifications:

 Financial

 Technology or e-Commerce

 Government/ Regulatory

 Risk Management

 Human Capital Management

Occupation

Former Director of NASA and Independent Director and Speaker

Prior Business Experience

- Director of NASA Johnson Space Center (2013-2018); Astronaut at NASA Johnson Space Center (1990-2012), first Hispanic female astronaut with nearly 1,000 hours in space
- Branch Chief and Research Engineer, NASA Ames Research Center
- Researcher, Sandia National Laboratories (1985-1988)

Other Positions

- Chair Board Governance, National Science Board (Special Government Employee)
- Member, National Academy of Engineering
- Member, Board of Directors, Mutual of America
- Member, Board of Directors, Gordon and Betty Moore Foundation
- Fellow, American Institute of Aeronautics and Astronautics
- Fellow, American Association for the Advancement of Science
- Director Emerita (former Vice Chair) Manned Space Flight Education Foundation

Former Positions

- Former Chair, Nomination Evaluation Committee, National Medal of Technology & Innovation
- Former Member, Board of Directors, Federal Reserve Bank of Dallas
- Former Member Board of Trustees, Stanford University

Education

- San Diego State University
- MS, PhD (Electrical Engineering), Stanford University

Director Summary: Ellen Ochoa's background with NASA and other governmental entities provides the Board with extensive technology and government/regulatory experience and insight. The senior leadership experience gained through her role as Director of NASA's Johnson Space Center provides the Board with strategic planning, management of large projects, personnel development, and capital allocation expertise. Her many other positions include oversight activities such as financial stewardship and organizational governance.

THOMAS L. RYAN | **Non-Independent** | Director Since: **2004** | Age: **56**



Committees:

Executive (Chair)

Skills & Qualifications:

 Risk Management

 Financial

 Investments/Financial Services

 Real Estate/ Business Development/M&A

 Human Capital Management

Occupation

President (since 2002), Chairman (since 2016), and CEO (since 2005) of SCI

Prior Business Experience

- CEO European Operations, SCI (2000-2002)
- Variety of financial management roles, SCI (1996-2000)

Other Positions

- Board Member, University of Texas McCombs Business School Advisory Council
- Senior Member, University of Texas MD Anderson Cancer Center Board of Visitors
- Former Chairman and Member of the Board of Trustees, United Way of Greater Houston
- Former Board member, Genesys Works

Past Public Company Boards

- Texas Industries
- Chesapeake Energy
- Weingarten Realty Investors

Education

- The University of Texas at Austin

Director Summary: Thomas L. Ryan's 26-year career with SCI has instilled a deep understanding of our industry and strategic insights as well as strong leadership skills. He has demonstrated operational execution to long-term strategic direction, including leadership of significant acquisitions and capital allocation decision-making, as well as risk management. His service with other publicly traded company boards has given him valuable insight into corporate governance and diverse approaches to key issues.

C. PARK SHAPER | **Independent** | Director Since: **New** | Age: **53**



Committees:

Audit, Compensation

Skills & Qualifications:

 Government/ Regulatory

 Financial

 Investments/Financial Services

 Real Estate/Business Development/M&A

 Risk Management

Occupation

CEO of Seis Holdings, LLC, a private investment holding company (2013-present)

Prior Business Experience

- President, Kinder Morgan Inc. (2005-2013)
- Variety of financial management roles, Kinder Morgan Inc. (2000-2005)
- President and Director, Altair Corporation
- VP and CFO First Data Analytics

Current Public Company Boards

- Sunnova Energy International, Inc.
- Kinder Morgan, Inc.

Past Public Company Boards

- Weingarten Realty
- Star Peak Energy Transition Corp.
- Star Peak Corp. II

Education

- Stanford University
- MBA, J.L. Kellogg Graduate School of Management, Northwestern University

Director Summary: C. Park Shaper's extensive leadership background includes his role as CEO of Seis Holdings, LLC, a private investment holding company, a position he has held since 2013; as well as positions of increasing responsibility at Kinder Morgan from 2000-2013, including Vice President and CFO in 2000, a member of the Office of the Chairman in 2003, Executive Vice President in 2004, and President from 2005 to 2013. Prior to Kinder Morgan, Mr. Shaper held positions as President of Altair Corporation and Vice President and CFO of First Data Analytics. His broad experience provides the Board with invaluable leadership and financial experience, as well as strategy and management expertise. He has also served on the board of directors of various public companies with service on audit, compensation, and nominating and corporate governance committees. His corporate governance knowledge will be a considerable asset in his roles on the Audit and Compensation Committees.

SARA MARTINEZ TUCKER | **Independent** | Director Since: **2018** | Age: **66**



Committees:

Audit, Nominating and Corporate Governance

Skills & Qualifications:

Human Capital Management

Technology or e-Commerce

Government/ Regulatory

Risk Management

Financial

Occupation

Former Chief Executive Officer, National Math + Science Initiative, a non-profit organization to improve student performance in STEM (Science, Technology, Engineering, and Math) subjects

Prior Business Experience

• Vice President, AT&T (1997-2006)

Current Public Company Boards

• American Electric Power

Other Positions

• Member, University of Notre Dame's Board of Fellows and Board of Trustees

• Board Member, Nationwide Mutual Insurance Company

Past Public Company Boards

• Cornerstone OnDemand, Inc.

• Xerox Corporation

• Sprint Corporation

Past Other Positions

• Former Chair, University of Texas System Board of Regents

• Former Under Secretary of Education in the U.S. Department of Education

Education

• The University of Texas at Austin

• MBA, McCombs School of Business, The University of Texas at Austin

Director Summary: Sara Martinez Tucker has extensive knowledge and experience gained through her various executive leadership roles. Her most recent executive experience and her role as the chair of a board business and technology committee provides the Board with invaluable experience and expertise in technology. She also provides strong leadership and executive experience through her previous role as Vice President with AT&T. Her background serving as the Department of Education's undersecretary has given her specific insight into governmental processes and human capital management as well as exposure to a variety of regulatory issues. Further, she possesses significant corporate governance knowledge developed by current and past service on the boards of other publicly traded companies.

W. BLAIR WALTRIP | Non-Independent | Director Since: 1986 | Age: 67



Committees:

Investment (Chair)

Skills & Qualifications:

 Risk Management

 Financial

 Investments/Financial Services

 Real Estate/ Business Development/M&A

 Human Capital Management

Occupation

Independent Consultant, Family and Trust Investments, and Former Senior Executive of SCI

Prior Business Experience

- Various positions at SCI including VP of Corporate Development, SVP of Funeral Operations, EVP of SCI's real estate division, Chairman and CEO of SCI Canada, and EVP of SCI (1977-2000)

Other Positions

- Treasurer, National Museum of Funeral History
- Active real estate broker

Past Public Company Boards

- Sanders Morris Harris Group, Inc. (Edelman Financial)

Education

- Sam Houston State University

Director Summary: Blair Waltrip's experience includes various corporate finance roles at SCI, demonstrating a solid understanding of mergers and acquisitions, real estate, and investment management. His tenure as EVP/COO at SCI allowed him to develop a robust understanding of our unique industry. Further, he possesses corporate governance knowledge developed by past service on the board of another publicly traded company.

MARCUS A. WATTS | Independent | Director Since: 2012 | Age: 63



Committees:

Compensation, Executive, Nominating and Corporate Governance (Chair)

Skills & Qualifications:

 Marketing/Brand Management

 Real Estate/ Business Development/M&A

 Government/ Regulatory

 Risk Management

 Human Capital Management

Occupation

President, The Friedkin Group (since 2011), which includes a variety of branded automotive, hospitality, and entertainment companies

Prior Business Experience

- Vice Chairman and Managing Partner-Houston, Locke Lord LLP (1984-2010) with a focus on corporate and securities law, governance, and related matters

Current Public Company Boards

- Coterra Energy, Inc.

Current Other Board Positions

- Board Member, Highland Resources, Inc. (private real estate company)

Past Other Board Positions

- Former Chairman, Greater Houston Partnership
- Former Chairman, Board of Trustees, United Way of Greater Houston
- Former Board Chair, Federal Reserve Bank of Dallas (Houston Branch)

Past Public Company Boards

- Complete Production Services, Inc. (2007-2012), acquired by Superior Energy Services
- Cornell Companies (2001-2005)

Education

- Texas A&M University
- Harvard Law School

Director Summary: Marcus Watts' executive role as President of The Friedkin Group provides the Board with senior leadership expertise and experience from oversight of various branded business interests. His previous role as Vice Chairman and Managing Partner-Houston of Locke Lord LLP, provides the Board with extensive regulatory and government experience. Additionally, he possesses significant marketing, brand management, and corporate governance knowledge developed by current and past service on the boards of other private and publicly traded companies.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee understands the Board member recruitment process is critical to providing strategic perspective while also bringing specific experience and expertise to a broad range of issues. A diverse Board, with members who embrace inclusive behaviors, provides keen insights and creates a decision-making environment that is more likely to take into account the various risks, consequences, and implications of potential solutions.

In discharging its responsibilities, the Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. In the past, the Committee has also retained a third-party executive search firm to identify candidates.

The Committee considers many factors when evaluating a potential candidate including the current composition of the Board, the balance of independent Directors, the diversity of its Directors, and the need for particular areas of expertise. The Committee considers how a candidate's personal factors such as gender, ethnicity, and age; professional characteristics such as education, areas of expertise, and professional experience; and core competencies align with the corporate strategy of SCI and the needs of the Board as a whole.

Currently the collective competencies include:

- Accounting and finance
- Industry knowledge
- Strategic insight

- Understanding and fostering leadership
- Business judgment and executive/senior management expertise
- Diverse experiences and backgrounds

Once the Nominating and Corporate Governance Committee has identified a prospective nominee, the Committee will consider the available information concerning the nominee, including the Committee's own knowledge of the prospective nominee, and may seek additional information or an interview. If the Committee determines that further consideration is warranted, the Committee will evaluate the prospective nominee against the standards and qualifications set out in the Company's Corporate Governance Guidelines. The Company's Corporate Governance Guidelines include personal characteristics and collective core competencies.

The personal characteristics sought in prospective candidates include the following:

- Integrity, character, and accountability
- Ability to provide wise and thoughtful counsel on a broad range of issues
- Financial literacy and ability to read and understand financial statements and other indices of financial performance
- Ability to work effectively with mature confidence as part of a team
- Ability to provide counsel to management in developing creative solutions and in identifying innovative opportunities
- Commitment to prepare for and attend meetings and to be accessible to management and other Directors

After completing this evaluation process, the Committee makes nomination recommendations to the full Board. The Board determines the nominees after considering the recommendation and report of the Committee. In 2022, the NCGC presented C. Park Shaper as a nominee for the Board (see page 23 for his Director profile) who our CEO recommended for consideration and whose nomination will bring fresh perspectives and new skills to the Board.

A shareholder who wishes to recommend a prospective nominee for the Board should notify the Company's Secretary in writing with whatever supporting material the shareholder considers appropriate. To be considered at the next annual shareholder meeting, the written recommendation from a shareholder must be delivered to, or mailed and received at, our principal executive offices no earlier than January 4, 2023 and no later than January 24, 2023. However, if an annual meeting occurs thirty days or more before or sixty days or more after the anticipated annual May shareholder meeting, notice by the shareholder must be so delivered, or mailed and received, no later than the close of business on the 10th day following the day on which the date of such annual meeting was first publicly disclosed.

To comply with the universal proxy rules (once effective), shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 5, 2023.

Director Qualifications, Skills, and Experience

The Nominating and Corporate Governance Committee of the Board of Directors requires that certain general qualifications are met in order to serve on the Board. The Board believes that each of the nominees presented possess these general qualifications. In addition to the general qualifications, there are other unique qualifications important to serve on our Board, which are outlined in the table below. The mix of general and unique qualifications combined with each nominee's background, experience, and expertise allows us to have an effectively functioning Board that is well-equipped in its oversight capacity as stewards of the Company.

The following table describes the specific qualifications of our Board and desired skills and experience:

Element	Qualification	Description
	Financial	SCI uses a broad set of financial metrics to measure its performance. Accurate financial reporting and robust auditing are critical to our success. We expect all of our Directors to have an understanding of finance, financial reporting processes, and internal controls.
	Government/ Regulatory	We operate in a heavily regulated industry. Directors with backgrounds in law or in government positions provide experience and insights that assist us in legal and regulatory compliance matters and in working constructively with governmental and regulatory organizations.
	Human Capital Management	SCI has a large workforce, which is an important asset and key resource for the Company. Therefore, we seek individuals with experience in employee development, recruitment of key talent/personnel, succession planning, and oversight of Company culture.
	Investments/ Financial Services	Knowledge of financial markets, investment activities, and trust and insurance operations assists our Directors in understanding, advising on, and overseeing our investment strategies. Our current trust investments include $8.0 billion in preneed funeral and cemetery trusts and related receivables that are part of our $13.7 billion backlog of future revenue.
	Marketing/ Brand Management	We employ a multi-brand strategy and also rely heavily on marketing our products and services on a preneed basis. Directors with marketing experience and/or brand management experience provide expertise and guidance as we seek to expand brand awareness, enhance our reputation, and increase preneed sales.
	Real Estate/ Business Development/ Mergers and Acquisitions (M&A)	We own a significant amount of real estate. Directors with experience in real estate provide insight into our tiered product/pricing strategy for our cemeteries as well as advice on best uses of our real estate. We seek to grow through acquisitions and development of new business operations. Directors with backgrounds in business development and M&A provide insight into developing and implementing strategies for growing our business.
	Risk Management	As a large corporation, we must effectively manage our enterprise risks to ensure long-term value. We seek Directors with experience in assessing and managing financial, operational, social, and other risks significant to the Company.
	Technology or e-Commerce	Directors with education or experience in relevant technology are useful for understanding our efforts to enhance the customer experience as well as improve our internal processes and operations.

Although the members of our Board each embody a broad range of backgrounds, experience, and expertise, the table below is intended to highlight only the top five qualifications for each Board member. These same icons are also referenced in the Director's profiles as set forth in Proposal 1: Election of Directors.

	Coelho*	Buckwalter	Haussler	Lund	Ochoa	Ryan	Shaper	Tucker	W.B. Waltrip	Watts
Financial	●	●	●	●	●	●	●	●	●	
Government/ Regulatory	●		●	●			●	●		●
Human Capital Management	●	●		●	●	●		●	●	●
Investments/ Financial Services	●	●	●			●	●		●	
Marketing/ Brand Management	●		●	●						●
Real Estate/Business Development/M&A		●	●	●	●	●		●	●	●
Risk Management	●			●	●	●	●	●	●	●
Technology or e-Commerce			●	●				●		

* Lead Independent Director

Director Independence

The Board conducts an annual review and affirmatively determined 8 of the current 10 Directors are "independent" as defined by the standards of the NYSE and SCI's Corporate Governance Guidelines (excludes Cliff Morris who is retiring effective May 2022 and includes, if elected, Director nominee C. Park Shaper).

Thomas L. Ryan and Blair Waltrip are considered non-independent Directors.

Director Compensation

Our Corporate Governance Guidelines provide for compensation for our non-employee Directors' services. Thomas L. Ryan, who is also a paid executive Officer of the Company, does not receive additional compensation for serving on the Board. Annual compensation for our non-employee Directors includes cash and stock-based equity compensation.

Maintaining a market-based compensation program for our non-employee Directors enables the Company to attract and retain qualified members to serve on the Board. With the assistance of Meridian Compensation Partners, LLC ("Meridian"), the Nominating and Corporate Governance Committee periodically reviews our non-employee Director compensation levels and practices and compares them to that of comparable general industry companies in a revenue size range similar to SCI to ensure they are aligned with market practices. Specifically, comparisons are made to the companies included in the Peer Comparator Group used for benchmarking the compensation of our executives, as well as to data presented in the annual NACD Director Compensation Report.

Components of Board Compensation:

- The annual Board cash retainer is $90,000
- Additional cash retainers for leadership positions on the Board are as follows:
  - Lead Independent Director - $30,000
  - Audit Committee Chair - $25,000
  - Compensation Committee Chair - $20,000
  - Investment Committee Chair - $15,000
  - Nominating and Corporate Governance Committee (NCGC) Chair - $15,000
- Annual stock grants are based on a target value of $180,000 per Director

The Compensation Committee believes our total Director compensation package is competitive with market practices and is fair and appropriate in light of the responsibilities and obligations of our non-employee Directors. The following table sets forth non-employee Director compensation for 2021, which was approved by the Nominating and Corporate Governance Committee.

2021 Director Compensation

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[2]	Total
Alan R. Buckwalter [3]	$ 100,000	$ 180,044	$ —	$ 280,044
Anthony L. Coelho, *Lead Independent Director*	120,000	180,044	—	300,044
Jakki L. Haussler	90,000	180,044	—	270,044
Victor L. Lund, *Audit Committee Chair*	115,000	180,044	—	295,044
Clifton H. Morris, Jr.	90,000	180,044	—	270,044
Ellen Ochoa, *Compensation Committee Chair*	100,000	180,044	—	280,044
Sara Martinez Tucker	90,000	180,044	—	270,044
W. Blair Waltrip, *Investment Committee Chair*	105,000	180,044	—	285,044
Marcus A. Watts, *NCGC Committee Chair*	105,000	180,044	—	285,044

[1] Amounts in the Stock Awards column represent the annual stock grants based on a target value of $180,000 per Director.

[2] Amounts in this column include any increases in the actuarial present value of benefits as discussed under "Directors' Retirement Plan" below. During the year ended December 31, 2021, both Anthony L. Coelho's and Clifton H. Morris' pension values decreased $5,460.

[3] Amounts for Alan R. Buckwalter fees earned or paid in cash include his former position through May 12, 2021 as Compensation Committee Chair.

Directors' Retirement Plan

Effective January 1, 2001, the Non-Employee Directors' Retirement Plan was amended so that only years of service prior to 2001 are considered for vesting purposes. Non-employee Directors who served on the Board prior to that time and were participants in the plan are entitled to receive annual retirement benefits of up to $42,500 per year for ten years, subject to a vesting schedule, based on their years of Board service. Retirement benefits vested in 25% increments at the end of five, eight, eleven, and fifteen years of credited service, except that the benefits vest completely in the event of death while the participant is still a member of the Board or in the event of a change of control of SCI (as defined in the plan). Any increases in the actuarial present value of benefits under the plan are reflected in the column "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the table above.

Director Ownership of SCI Stock

Stock ownership has a critical role in aligning the interests of Directors with those of our shareholders. The Company's Corporate Governance Guidelines contain a policy to encourage the Directors to own SCI stock. Under the guidelines each Director is encouraged to hold SCI common stock with a fair market value of at least $500,000 within five years of the Director's initial election to the Board. Measurement of stock ownership against the guidelines will be calculated once a year based on the valuation of the shares held at year end utilizing the closing price of SCI common stock on the last trading day of the previous year ($70.99 per share at December 31, 2021 or a minimum shareholding of 7,044 shares for 2022). The following graphic presents the current holdings for our Directors as of March 7, 2022. Further details are provided in the tables of Director and Officer shareholdings listed under "Voting Securities and Principal Holders".

SCI Common Shares Beneficially Owned



Independent Directors (1)
Non-Independent Directors
49,713
80,252
17,392
209,798
48,099
17,392
64,331
1,586,408
1,535,399
minimum shares of 7,044
Alan R. Buckwalter
Anthony L. Coelho
Jakki L. Haussler
Victor L. Lund
Ellen Ochoa
Sara M. Tucker
Marcus A. Watts
Thomas L. Ryan
W. Blair Waltrip

(1) Excludes Clifton H. Morris as he decided to not seek another term effective May 2022 and Director nominee, C. Park Shaper, does not own any of the Company's Common Stock as of the March 7, 2022 record date.

At March 7, 2022, 100% of Directors have exceeded their ownership guideline levels for 2022.

Board Structure and Operations

Leadership Structure

Over the past several years, there have been significant changes in our leadership and Board of Directors. In 2016, the Board appointed the current CEO, Thomas L. Ryan, as Chairman as this structure allows the Chief Executive Officer to effectively and efficiently guide the Board utilizing the insight and perspective he has gained by leading the Company. In addition, our Chief Executive Officer has the necessary experience, commitment, and support of the other Board members to carry out the role of Chairman effectively. His in-depth knowledge of our Company, our growth, and historical development, coupled with his extensive industry expertise and significant leadership experience, make him particularly qualified to lead discussions at the Board level on important matters affecting the Company.

Simultaneously in 2016, the Board appointed Tony Coelho as Lead Independent Director in a newly created role. In 2018, we strengthened our Lead Independent Director's responsibilities by making revisions to the Company's Bylaws to

permit the Lead Independent Director to call a special meeting of the Board and preside over Board meetings in the absence of the Board Chair (please see page 31 for the list of key duties and responsibilities of Lead Independent Director).

Our Board believes shareholders have continued to benefit from Thomas L. Ryan's strategic and operational insights and strong leadership skills. Our performance under the current leadership structure has been strong, strengthening our Company's position as the leader in the deathcare industry.

During 2018, we elected two new Directors to the Board, Jakki L. Haussler and Sara Martinez Tucker, which improved ethnic and gender diversity of our Board members to 30%. In 2019, after 36 outstanding years of service on the Board, John Mecom decided he would not seek another term as a member of the Board. Cliff Morris, after 32 years of faithful and committed service with the Board, decided he would not seek another term as a member of the Board effective May 2022. In 2022, we are presenting Director nominee, C. Park Shaper who our CEO recommended for consideration by our NCGC and whose nomination will bring fresh perspectives and new skills to the Board.

Currently, our Board includes ten members, 80% of which are independent and 90% of the Board members are non-management (excludes Cliff Morris who is retiring effective May 2022 and includes, if elected, Director nominee C. Park Shaper). Our Audit, Compensation, and Nominating and Corporate Governance Committees are composed entirely of Independent Directors. At the 2021 Annual Shareholder Meeting, Ellen Ochoa became the Compensation Committee Chair effective May 2021 and as of May 2022, Alan Buckwalter will no longer serve as a member of the Compensation Committee. If elected, Director nominee, C. Park Shaper, will join the Compensation Committee and Audit Committee.

Lead Independent Director

ANTHONY L. COELHO



Lead Independent Director

Key Duties and Responsibilities of Lead Independent Director

- Preside over all independent director executive sessions held on a regular basis
- Serve as liaison to the Chairman of the Board
- Engage in performance evaluation of Directors and CEO
- Interview Director candidates
- Communicate with shareholders as needed
- Consult with committee chairpersons
- Authorized to call a special meeting of the Directors
- Work with the Chairman on Board agenda, information, and meeting schedules

The Lead Independent Director's role is critical to ensure the Board is able to carry out its responsibilities effectively and independently of management. Based on shareholder feedback, we strengthened the responsibilities of the Lead Independent Director through provisions to the Company's Bylaws to permit the Lead Director to call a special meeting of the Board and preside over Board meetings in the absence of the Chairman of the Board.

The authority and responsibilities of the Lead Independent Director include, but are not limited to, the following:

- *Call meetings of the Board.* The Lead Independent Director is authorized to call meetings of the Board, upon proper notice given to the members in accordance with the Bylaws.

- *Preside over executive sessions.* The Lead Independent Director presides at any meetings of the Board at which the Chair is not present, including all meetings and executive sessions of the independent Directors.

- *Serve as liaison to the Chair.* The Lead Independent Director serves as the principal liaison between the independent Directors and the Chair. The Lead Independent Director is available to discuss any concerns the other independent Directors may have and to relay those concerns to the Chairman of the Board.

- *Board information, agendas, and meeting schedules.* The Lead Independent Director consults with the Chair regarding the information sent to the Board, including the quality, quantity, appropriateness, and timeliness of such information and consults with the Chair on the scheduling of Board meetings and setting their agendas.

- *Engage in performance evaluation of Directors and CEO.* The Lead Independent Director works with the Nominating and Corporate Governance Committee in the process of evaluating the performance of the CEO and the Directors, including delivering evaluation feedback to them.

- *Interview Director candidates.* The Lead Independent Director interviews Director candidates along with the Nominating and Corporate Governance Committee.

- *Communicate with shareholders.* As requested and deemed appropriate, the Lead Independent Director is available for consultation and direct communication with shareholders and other stakeholders.

- *Serve as the Board Chair on an interim basis.* The Lead Independent Director will serve as the Chair on an interim basis in the event of the death or disability of the Chair or if circumstances arise in which the Chair may have an actual or perceived conflict of interest.

- *Perform other duties as requested.* The Lead Independent Director performs such other duties as the Board may from time to time delegate to assist the Board in fulfilling its responsibilities.

- *Consult with Committee Chairs.* In performing the duties described above, the Lead Independent Director is expected to consult with the Chairs of the appropriate Board committees as needed and solicit their participation to avoid diluting the authority or responsibilities of such Committee Chairs.

Our Lead Independent Director improves corporate performance by taking responsibility for enhancing Board performance, building a productive relationship with the Chief Executive Officer, and supporting effective communications with shareholders.

Board Composition and Meetings

Independent Directors comprise a majority of the Board of SCI. The Audit, Compensation, and Nominating and Corporate Governance Committees of the Board are all composed entirely of Directors who are "independent" as defined by the standards of the NYSE and SCI's Corporate Governance Guidelines. The full Board meetings had 100% attendance, and each individual committee's meetings in 2021 had 97% or higher attendance by the relevant Directors. Although the Board does not have a policy on Director attendance at annual meetings, all ten Board members attended the Company's 2021 Annual Meeting of Shareholders.

SCI 2021 Board Meetings and Director Attendance

Number of Meetings

	Number of Meetings	Attendance
Board	4	100%
Audit	8	97%
Compensation	4	100%
Nominating & Corporate Governance	4	100%
Investment	4	100%

% = percentage of meetings attended by SCI Directors

There were no material issues or circumstances in 2021 that required an Executive Committee meeting.

Executive Sessions

At the end of every regularly scheduled Board meeting, the Board meets in an executive session attended only by the non-management Directors without management present. The Lead Independent Director chairs these executive sessions. Shareholders and other interested parties may communicate to the Lead Independent Director any comments they wish to communicate to the non-management Directors, using the following address: Service Corporation International, Lead Independent Director c/o Office of Corporate Secretary, 1929 Allen Parkway, Houston, TX 77019, or by email to leaddirector@sci-us.com.

Board Committees

As part of its annual Board and committee evaluation process, the Board reviews its committee structure and committee responsibilities ensuring that matters important to SCI have the appropriate focus and ensuring the effectiveness of each committee's role. Currently, the Board has four standing committees. At the 2021 Annual Shareholder Meeting, Ellen Ochoa became the Chairperson of the Compensation Committee with Alan Buckwalter serving on the Compensation Committee for an additional year to assist in the transition of the responsibilities of the Chairperson role. Effective May 2022, Alan Buckwalter will serve on the Nominating and Corporate Governance Committee after leaving the Compensation Committee.

While each committee has designated committee members, every Director may attend any committee meeting they so choose. The Board has adopted a written charter for each of these Board committees. These charters are available on SCI's website at https://investors.sci-corp.com/governance. Information about each committee is provided below.

AUDIT COMMITTEE



Chair: **Victor L. Lund**

Other members:
**Jakki L. Haussler,
Clifton H. Morris, Jr.,
Sara Martinez Tucker**

Meetings in 2021: **Eight**

Each member of the Audit Committee meets the independence requirements of the NYSE guidelines.

Key Oversight Responsibilities

- Integrity of the financial statements
- Engagement, qualifications, independence, and performance of the independent registered public accounting firm
- Scope and results of the independent registered public accounting firm's report
- Performance and effectiveness of our internal audit function
- Policies with respect to risk assessment and risk management
- Quality and adequacy of our internal controls, including the review of our cybersecurity controls
- Financial reporting and disclosure matters

Audit Committee in 2021

The Audit Committee met eight times in 2021, and the Committee attendance record was 97%. Four of the meetings were focused primarily on our quarterly financial reports and our related earnings releases. At each of these meetings, the Committee reviewed the documents as well as reviewed the independent registered public accounting firm's report. The Committee regularly meets with the independent registered public accounting firm representatives outside the presence of management. Additionally, the Committee meets regularly with individual members of management to discuss relevant matters. Lastly, the Committee meets with the Company's internal auditors outside the presence of management. The Committee also performs quarterly reviews of any legal matters that could have a significant impact on our financial statements and plays an important role in assessing the management of financial risk. The report of the Audit Committee can be found beginning on page 38. Cliff Morris is retiring effective May 2022. Director nominee, C. Park Shaper, if elected, will join the Audit Committee.

COMPENSATION COMMITTEE



Chair: **Ellen Ochoa**

Other members:
**Alan R. Buckwalter
Anthony L. Coelho
Marcus A. Watts**

Meetings in 2021: **Four**

Each member of the Compensation Committee meets the independence requirements of the NYSE guidelines.

Key Oversight Responsibilities

- Oversees our executive compensation and benefits policies and programs
- Sets compensation for the Chairman and CEO
- Reviews and approves compensation for all other executive Officers
- Determines appropriate individual and Company performance measures
- Approves all executive employment contracts
- Oversight of the Company's employer-sponsored retirement accounts
- Determines and ensures compliance with SCI stock ownership guidelines for Officers
- Assesses the risk of SCI's compensation programs
- Retains and evaluates the Company's compensation consultants

Compensation Committee in 2021

The Compensation Committee met four times in 2021 with a 100% attendance record. The Committee devoted substantial time in its oversight of SCI's compensation programs and its review of feedback received from shareholders. Effective with the 2020 annual incentive compensation plan, the plan included a modifier based on a non-financial metric related to online customer satisfaction ratings, which was raised in 2021. The Committee's full review of executive compensation matters and its decisions are discussed in the Compensation Discussion and Analysis beginning on page 41. The May 2021-2022 Board term was Alan Buckwalter's final term serving as a member of the Compensation Committee. Director nominee, C. Park Shaper, if elected, will join the Compensation Committee.

INVESTMENT COMMITTEE



Chair: **W. Blair Waltrip**

Other members:
Alan R. Buckwalter
Jakki L. Haussler
Ellen Ochoa

Meetings in 2021: **Four**

Key Oversight Responsibilities
- Oversight of SCI's preneed and perpetual care trust funds; SCI's Investment Operating Committee, headed by SCI executives; as well as SCI's wholly-owned registered investment advisor (RIA) subsidiary and a third party RIA consultant
- Management and performance of the trust funds, performance of the independent trustees, and changes to investment managers made by the trustees
- Ongoing review of investment policies and guidelines in conjunction with the Investment Operating Committee and wholly-owned RIA subsidiary and third party RIA consultant
- Reviews SCI's primary funeral preneed insurance provider

Investment Committee in 2021

The Investment Committee met four times in 2021, and the Committee attendance record was 100%. The Committee provided guidance on monitoring and improving the structure of SCI's preneed and perpetual care trust portfolios. Additionally, the Committee monitored the financial condition of the Company's primary prearranged funeral insurance provider.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



Chair: **Marcus A. Watts**

Other members:
Anthony L. Coelho
Victor L. Lund
Clifton H. Morris, Jr.
Sara Martinez Tucker

Meetings in 2021: **Four**

Each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE guidelines.

Key Oversight Responsibilities
- Composition of the Board and Board committees
- Identification and recruitment of new candidates for the Board
- Review process for renomination of current Board members and nominees recommended by shareholders
- Development of corporate governance principles and practices
- SCI's ESG policies and certain risks
- Succession planning for CEO and other SCI executives
- Performance evaluation of the CEO and Directors
- Self-evaluation of the Board and Board committees

Nominating and Corporate Governance Committee in 2021

The Nominating and Corporate Governance Committee (NCGC) met four times in 2021, and the Committee attendance record was 100%. Recently, the charter was updated to reflect that the NCGC is responsible for the oversight of the Company's ESG policies. During 2021, the NCGC reviewed ESG matters that were presented by the newly formed ESG Steering Committee. As a result of Cliff Morris' retirement from the Board, the NCGC evaluated current responsibilities to determine the best fit based on Director background and Board needs and transitioned Alan Buckwalter from the Compensation Committee to the NCGC effective May 2022. During 2021, the NCGC presented C. Park Shaper as a nominee for the Board (see page 23 for his Director profile).

EXECUTIVE COMMITTEE



Chair: Thomas L. Ryan

Other members:
Alan R. Buckwalter
Anthony L. Coelho
Victor L. Lund
Marcus A. Watts

Meetings in 2021: **None**

Key Oversight Responsibilities
- Authorized to exercise many of the powers of the full Board between Board meetings
- Meets in circumstances when it is impractical to call a meeting of the full Board and there is urgency for Board discussion and decision-making on a specific issue

Executive Committee in 2021
The Executive Committee did not meet in 2021 as all matters were handled at the regular Board meetings.

Annual Board and Committee Evaluations

The Nominating and Corporate Governance Committee oversees and facilitates a comprehensive self-evaluation of Board members and each of the Board committees on an annual basis to determine whether the Board and its committees are functioning effectively and to identify any areas to further enhance Board and committee operations.

The Nominating and Corporate Governance Committee also oversees a Director peer review as part of the annual renomination review process and for the ongoing professional development of Board members.

Board Orientation and Education Program

SCI has an orientation program for new Board members that includes formal and informal sessions with other Directors and senior SCI executives. This program also encourages attendance at meetings of committees of which the newly elected Director is not a member to gain familiarity with the work of each Board committee and the specific areas they address. The focus of continuing education for SCI Directors is on developing educational sessions that the Directors find meaningful and useful. These may range from educational sessions specific to matters facing SCI and its industry to sessions covering corporate governance trends and issues. In addition, the Board encourages Directors' attendance at education programs that are offered by various universities, institutes, etc. Finally, Board members periodically perform site visits to SCI facilities individually and as a group.

Board Oversight and Key Responsibilities

Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy. The Board has experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Setting the strategic course of the Company involves constructive engagement between our senior management and the Board. Our Board acts as a strategy committee and regularly discusses the key priorities of our Company, taking into consideration the Company's long-term strategy with global economic, consumer, and other significant trends within our industry. Discussions in the boardroom are enhanced with visits to locations, which provide Directors an opportunity to see strategy execution first hand.

Risk Oversight

The Board has oversight responsibility for the Company's enterprise risk management with Committees overseeing certain delegated risks. Management has the primary responsibility to identify risks and risk mitigation strategies and provides periodic reports to the entire Board. Examples of delegated risks include, among others:

- The Audit Committee is responsible for oversight of major financial risks relating to the Company's accounting matters and financial reporting compliance as well as overseeing cybersecurity risks.
- The Compensation Committee has oversight of the risk assessment of the Company's compensation programs and our employer-sponsored retirement accounts.
- The Investment Committee has oversight of risks relating to the investment of trust funds and our primary funeral preneed insurance provider.

The full Board oversees the risk assessments of the above mentioned committees and of management as well the enterprise risk management.

Environment, Social, and Governance (ESG) Oversight

The oversight of environmental and social matters, and the governance of these topics, is the responsibility of the Nominating and Corporate Governance Committee. Since 2020, the Nominating and Corporate Governance Committee has reviewed matters presented by the ESG Steering Committee and addressed other related risks through various committee meetings throughout the year. **For more information on our ESG efforts, please refer to our inaugural Sustainability Report, which is available on our website at https://investors.sci-corp.com/.**



BOARD OF DIRECTORS

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has broad oversight of ESG Matters. Other Committees are delegated oversight of certain ESG issues, for example, the Audit Committee oversees cybersecurity risks.

CEO AND SENIOR EXECUTIVE SPONSORS

ESG STEERING COMMITTEE

Formed in 2020, this cross-functional team's purpose is to support the Company's ongoing commitment to managing human capital, the health and safety of employees and client families, corporate social responsibility, corporate governance, sustainability, environmental impacts, and other public policy matters relevant to the Company.

INCLUSION AND DIVERSITY COMMITTEE

Formed in 2017, this cross-functional committee oversees the development of inclusion and diversity programs at SCI, including the development of Associate Resource Communities or ARCs. We recently added a senior management position to oversee inclusion and diversity. This role is critical in supporting the Company's belief that diversity of talent is a key driver of better business outcomes.

The Board recognizes the threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents to the Company.

✓ The Audit Committee oversees the Company's cybersecurity risks.

✓ Management is responsible for identifying and managing cybersecurity risks and regularly reports to the Audit Committee on these matters.

Human Capital Management and Culture Oversight

Our human capital management and talent development efforts go beyond the senior management level. Leaders at all levels are responsible for fostering an environment that supports a positive culture with high ethical standards. We are committed to being a respectful, rewarding, diverse, and inclusive work environment that allows our associates to develop the skills they need for success. The Board, along with management, provides oversight and guidance on compensation, benefits, recruiting, retention, diversity and inclusion, and culture. We recently added a senior management position to oversee inclusion and diversity. This role is critical in supporting the Company's belief that diversity of talent is a key driver of better business outcomes. We continue to invest in our associates' wages and training and enhance our policies in creating a better workplace. We are committed to enhancing our associates' experience through training programs utilizing best in class tools and technologies, which allow us to remain relevant with our client families.

We believe these actions have resulted in a more engaged and effective workforce that is better equipped to serve our customers in today's rapidly changing environment.

No Shareholder Rights Plan

Prior to 2008, SCI maintained a shareholder rights plan, sometimes called a "Poison Pill", which could provide an opportunity for negotiation during a hostile takeover attempt. Our Board allowed the shareholder rights plan to expire in July 2008 and has not implemented another shareholder rights plan.

Special Meeting of Shareholders

A special meeting of shareholders may be called at any time by:
- the holders of at least 10% of the outstanding stock entitled to be voted at such meeting;
- the Board of Directors;
- the Chairman of the Board; or
- the Chief Executive Officer.

AUDIT COMMITTEE MATTERS

Proposal 2: Proposal to Ratify the Selection of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors of the Company recommends PricewaterhouseCoopers LLP ("PwC") serve as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2022. PwC and its predecessors have audited the Company's accounts since 1993. A representative of PwC typically attends the Annual Meeting, and such representative will have the opportunity to make a statement and be available to respond to appropriate questions. The Audit Committee submits the selection of PwC for shareholders' ratification at the Annual Meeting. If the shareholders do not give approval, the Audit Committee will reconsider its selection. The affirmative vote of the holders of a majority of shares represented at the Annual Meeting is required for this proposal to be ratified.



The Board of Directors recommends that Shareholders vote **"FOR"** ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company.

Report of the Audit Committee

Purpose

The primary purpose of the Audit Committee is assisting the Board of Directors in fulfilling its independent and objective oversight responsibilities by:

- ensuring the integrity of the Company's accounting functions and proper internal control over financial reporting,
- ensuring the Company's compliance with legal and regulatory requirements;
- reviewing the independent registered public accounting firm's qualifications, and
- overseeing the performance of the Company's internal audit function.

The Audit Committee schedules its meetings with management and the independent registered public accounting firm (currently PwC) at least once each quarter. Additionally, the Audit Committee meets separately in an executive session with the independent registered public accountants and internal auditors. Further details of the Audit Committee's functions are located in the section entitled "Board Structure - Board Committees - Audit Committee" above. The Audit Committee Charter is available for viewing on SCI's website, https://investors.sci-corp.com/governance and available in print to anyone who requests it.

Committee Membership and Appointment

Each member of the Audit Committee is independent, as defined by the New York Stock Exchange ("NYSE") rules, financially literate, and is limited to serving on no more than three audit committees of public companies. The Board of Directors appointed, and the Audit Committee has acknowledged, Victor L. Lund, Chairman of the Audit Committee, as the Audit Committee Financial Expert as defined by the rules of the Securities and Exchange Commission.

The Audit Committee complies with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission (the "SEC") and the NYSE on which the Company's securities are listed, including those related to independence, as applicable.

Audit Committee Responsibilities

The Audit Committee relies on the work and assurance of the Company's management, which is responsible for establishing and maintaining adequate internal control over financial reporting, preparing the consolidated financial statements and other reports, and maintaining policies relating to legal and regulatory compliance.

The independent registered public accounting firm is responsible for performing an independent audit of the annual consolidated financial statements and expressing an independent opinion on compliance of those financial statements under the United States Generally Accepted Accounting Principles, and expressing an opinion on the effectiveness of the internal controls of the Company.

The Audit Committee reviews and discusses the following with management and the independent auditors:

- quarterly financial statements and the annual audited financial statements of the Company, including the Company's specific disclosures included in Management's Discussion and Analysis of Financial Condition and Results of Operations;
- earnings releases and guidance provided to analysts and rating agencies;
- any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; and
- issues as to the adequacy of the Company's internal controls, including those related to cybersecurity, and any special steps adopted in light of material control deficiencies.

Meeting Structure

The Audit Committee may request that any Director, Officer, or associate of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide information requested by the Committee. Subject to any limitations set forth in the Corporate Governance Guidelines of the Company, the Committee may exclude from its meetings any person(s) it deems appropriate to carry out its responsibilities.

The Committee provides reports to the Board of Directors and keeps written minutes of its meetings. The Committee reviews with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent public accountants, and the performance of the internal audit function.

The Audit Committee reviewed and discussed the audited financial statements with management of the Company and with the independent registered public accounting firm. Specifically, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board's Auditing AS 1301 (Communications with Audit Committees), as modified or supplemented. Discussions occurred with management and the independent public accountants about the quality (and not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the transparency of disclosures in the Company's consolidated financial statements.

Finally, the Audit Committee has also received written disclosures in a letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's independence, and has discussed with the independent registered public accounting firm their independence from the Company and its management. This review also included discussions of audit and non-audit fees as well as an evaluation of the Company's significant financial policies and accounting systems and controls.

The Audit Committee reviewed the independence of the independent registered public accounting firm considering the compatibility of their non-audit services with maintaining their independence from the Company. Based on our review, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Victor L. Lund, Chair   **Jakki L. Haussler**   **Sara Martinez Tucker**   **Clifton H. Morris, Jr.**

Audit Fees and All Other Fees

The Audit Committee has adopted a policy that requires advance approval of all audit, tax services, and other services performed by the independent registered public accounting firm. The policy permits the Audit Committee to grant pre-approval for specifically defined audit and non-audit services. As such, all of the fees set forth below were pre-approved by the Audit Committee.

	Audit fees[1]	Audit-related fees[2]	Tax[3]	All other fees[4]	Total
2021	$ 6,262,075	$ 328,713	$ 417,840	$ 974	$ 7,009,602
2020	$ 6,260,200	$ 454,850	$ 251,600	$ 4,500	$ 6,971,150

[1] Fees associated with the annual audit of the Company's consolidated financial statements in Form 10-K and the effectiveness of the Company's internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, the reviews of the Company's quarterly reports on Form 10-Q, and fees related to statutory audits.

[2] Audit-related fees in both periods related to comfort letters for the Company's issuance of $850.0 million 3.375% Senior Notes due August 2030 and of $800.0 million 4.000% Senior Notes due in May 2031 in 2020 and 2021, respectively. Additionally, 2020 includes consent fees for replacing our shelf registration statement during the fourth quarter of 2020.

[3] Fees for tax services for both years were related to LLC tax return preparation for our consolidated trust funds.

[4] All other fees were for the Company's disclosure checklist tool in both years and research database licensing in 2020.

Proposal 3: Advisory Vote to Approve Named Executive Officer Compensation

In accordance with Section 14A of the Exchange Act and the related SEC rules, we are asking shareholders to approve, on an advisory and annual basis, the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and any related material contained in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

"Resolved, that the shareholders approve the compensation of our Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and any related material contained in our Proxy Statement."

The compensation of our Named Executive Officers is based on a program that ties a substantial percentage of an executive's compensation to the attainment of financial and other performance measures the Compensation Committee believes promote the creation of long-term shareholder value and position the Company for long-term success. As described more fully in Compensation Discussion and Analysis, the mix of fixed and performance-based compensation and the terms of annual and long-term incentive awards are all designed to enable the Company to attract and maintain top talent while creating a close relationship between performance and compensation. The Compensation Committee and the Board of Directors believe that the design of the program and the compensation awarded to Named Executive Officers under the current program fulfill this objective.

We urge shareholders to read the Compensation Discussion and Analysis section of this Proxy Statement, which discusses in detail how our compensation programs and practices achieve the Compensation Committee's objective of linking pay and performance.

Although the vote is non-binding, the Compensation Committee will review the voting results in connection with their ongoing evaluation of the Company's compensation program. The Committee in recent years has considered the feedback from shareholders in making specific compensation plan changes. Our compensation plan was well received by our shareholders as reflected in our annual say-on-pay vote last year when over 89% of the shares voted were in favor of the Named Executive Officer compensation. Approval of this proposal is subject to the approval of a majority of the holders of shares of the Company's common stock present in person or represented by proxy and entitled to vote at the Annual Meeting. Each holder of our common stock is entitled to one vote for each share held. Abstentions will have the same effect as a vote AGAINST this proposal. Broker non-votes are not counted.

 The Board of Directors recommends that Shareholders vote **"FOR"** advisory approval of the resolution regarding compensation of our Named Executive Officers (as set forth in this Proxy Statement).

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis has been prepared by our management and reviewed by the Compensation Committee of our Board of Directors. This discussion provides information and context regarding the compensation paid to our Chief Executive Officer, Chief Financial Officer, and the other three most highly-compensated executive officers in 2021, all of whom are collectively referred to as the "Named Executive Officers" or "NEOs". Our NEOs for 2021 were:

Thomas L. Ryan	President, Chairman of the Board, and Chief Executive Officer
Eric D. Tanzberger	Senior Vice President, Chief Financial Officer
Sumner J. Waring, III	Senior Vice President, Chief Operating Officer
Steven A. Tidwell	Senior Vice President, Sales and Marketing
Gregory T. Sangalis	Senior Vice President, General Counsel and Secretary

The Company's executive compensation policies are designed to provide aggregate compensation opportunities for our executives that are competitive in the business marketplace and that are based upon Company and individual performance. Our foremost objectives are:

- aligning executive pay and benefits with the performance of the Company and shareholder returns while fostering a culture of highly ethical standards and integrity, and
- attracting, motivating, rewarding, and retaining the broad-based management talent required to achieve our corporate objectives.

Executive Summary

PAY FOR PERFORMANCE AND CORPORATE STRATEGY

We have aligned our executive compensation programs with our long-term strategy. Actions taken to achieve the performance compensation measures are creating long-term value for our shareholders and other stakeholders.

OUR STRATEGY: GROW REVENUE, LEVERAGE SCALE, AND DEPLOY CAPITAL

Like most businesses worldwide, COVID-19 continues to impact aspects of our business operations. However, we believe our fundamental strategy has not changed and we were able to continue to operate without any major disruptions to our business, highlighting the power of our scale. Throughout the pandemic, a shift to an increased use of technology has influenced how we serve our customers and how we invest our capital. Please see section titled "Strategies for Growth" in Part I, Item 1. Business in our 2021 Form 10-K filing for more information on COVID-19 and its impact on our strategy.




Grow revenue: We plan to grow revenue by remaining relevant to our customers as their preferences evolve through a combination of price, product, and service differentiation strategies. Growing our preneed sales will drive future revenue growth. In 2021, we grew revenue by $632 million to $4.1 billion which was bolstered by the continued effects of COVID-19. In 2021, we sold over $2.4 billion in preneed funeral and cemetery sales production.


Leverage scale: We leverage our scale by optimizing the use of our network through the use of technology, which benefits our preneed backlog. Our scale enables us to achieve cost efficiencies through the maximization of purchasing power and utilizing economies of scale through our supply chain channel. Throughout the pandemic, we were able to continue to operate without any major disruptions to our business, which highlights the power of our scale due to our many shared resources.

Implementing our core strategy allows us to deliver total shareholder return

Growing revenue and leveraging our scale increases cash flow, which enables us to:


Deploy capital: We continue maximizing capital deployment opportunities in a disciplined and balanced manner to the highest relative return. Our priorities for capital deployment are: 1) investing in acquisitions and building new funeral service locations, 2) paying dividends, 3) repurchasing shares, and 4) managing debt. In 2021, we deployed capital of $893 million, investing $192 million in acquisitions and new build opportunities, and returning $701 million to shareholders through dividends and share repurchases.

COMPENSATION DISCUSSION AND ANALYSIS

Performance Compensation Measures

Annual Performance-Based Incentive Plan:

- Normalized Earnings Per Share: Growth is the result of growing revenue and leveraging our scale, which in turn, enhances shareholder value.
- Normalized Free Cash Flow Per Share: Growth in normalized free cash flow per share is tied directly to our strategy to increase our cash flow and effectively deploy capital. Growth in this metric drives current performance of the Company and enhances shareholder value.
- Comparable Preneed Production: Comparable preneed production is the percentage of growth over prior year in combined total preneed funeral sales production and total preneed cemetery sales production at comparable same-store locations in US and Canadian currency. Preneed sales production is driving current and future market share growth, adding stability to our future revenue stream and creating future value for our shareholders.

Long-Term Incentive Plan:

- Total Shareholder Return: As we grow revenue and leverage our scale, we increase our cash flow allowing the Company to deploy capital and deliver superior total shareholder return.
- Normalized Return on Equity: Growth in return on equity is the long-term result of effectively implementing our core strategy of growing revenue and deploying capital as described above.

PERFORMANCE SUMMARY

Our management has a strong focus on delivering profitable growth and returning value to our shareholders utilizing our long-term growth strategy as discussed above. This long-term focus has contributed significantly to the Company's total shareholder return (TSR) over several years as illustrated below as well as our yearly growth as reflected in the Company's 2021 performance for adjusted earnings per share and adjusted operating cash flow.

SCI TSR Compared to S&P 500


1 year
29%
47%
3 year
100%
85%
5 year
133%
172%
10 year
363%
693%
S&P 500
SCI

10-year Total Shareholder Return

+693%

2011-2021

As of December 31, 2021 and includes the reinvestment of dividends | Source: S&P Capital IQ

GAAP Performance Measures[(1)]

GAAP Earnings Per Share


2021
$4.72
2020
$2.88

GAAP Operating Cash Flow (in millions)


2021
$921
2020
$804

Adjusted Performance Measures[(2)]

Adjusted Earnings Per Share


2021
$4.57
2020
$2.91
57%
Growth

Adjusted Operating Cash Flow (in millions)


2021
$912
2020
$804
13%
Growth

(1) GAAP - Generally Accepted Accounting Principles

(2) Adjusted Earnings Per Share and Adjusted Operating Cash Flow are non-GAAP financial measures. Please see Annex A in this Proxy Statement for disclosures and reconciliations to the appropriate GAAP measure.

2021 Company Performance

The Company delivered outstanding financial results in 2021 that include the following:

- Grew consolidated revenue by $632 million, or 18%, to $4.1 billion in 2021 primarily as a result of increases in both funeral services performed and burials in our cemeteries due to the continued effects of the COVID-19 pandemic.

- Sold $1.1 billion and $1.3 billion, respectively, in preneed funeral and cemetery sales production. In total, preneed funeral and cemetery sales production increased by 27% to $2.4 billion, bringing our preneed backlog to $13.7 billion in 2021.

- Increased adjusted earnings per share by approximately 57% compared to 2020 primarily due to the revenue increase described above and lower interest expense as a result of recent debt transactions throughout 2020 and 2021.

- Increased adjusted operating cash flow 13% over the prior year to approximately $912 million. This increase was primarily due to increased growth in gross profit combined with lower cash interest payments. These increases in adjusted operating cash were partially offset by higher cash tax payments associated with higher earnings for 2021.

- Enhanced total company value by deploying capital of $893 million, investing $192 million in acquisitions and new build opportunities and returning $701 million to shareholders through dividends and share repurchases.

- Achieved a total shareholder return (TSR) of 693% over the last ten fiscal years, outpacing the return of the S&P 500 of 363%.

COVID-19 Pandemic Response

SCI remains deeply committed to the health and well-being of our associates, our customers, and our communities. To maintain a safe environment for all, we implemented the following key measures:

- Developed and adopted the Dignity Memorial Health & Safety Standards. This guide outlined actions to be taken to reduce the risk of exposure and further spread of COVID-19.

- Developed and adopted modified operations procedures and practices based on guidance provided by the CDC including protocols on decedent care and managing personal effects.

- Providing additional paid time off to associates who test positive for COVID-19 or need to care for a loved one or family member with COVID-19.

- Encouraging corporate office and certain field administrative associates to work remotely, if possible.

- Avoiding Company layoffs, mandatory furloughs, reductions in workforce or non-executive associate pay cuts because of the impact of COVID-19.

- Communicating the Company's Employee Assistance Program (EAP), which provides associates with 24/7 access to a licensed counselor at no cost.

- Working with the International Cemetery, Cremation & Funeral Association (ICCFA) to successfully lobby the National Academies of Sciences, Engineering, and Medicine (NASEM) to help ensure our frontline associates have priority to receive the COVID-19 vaccine and were able to serve as essential workers during the pandemic.

- Awarded over **$22 million** over the last two years in "hero bonuses" and other bonuses to associates in recognition of their courageous efforts and dedication to serving families during the pandemic.

> **For the Company's full pandemic response, please refer to our inaugural Sustainability Report, which is available on our website at https://investors.sci-corp.com/.**

KEY FEATURES OF OUR COMPENSATION PROGRAMS

Over the course of the past several years, the Compensation Committee, in conjunction with senior management, improved the alignment of our compensation programs with the interests of our shareholders. In addition, the Committee modified or eliminated certain components of our compensation programs to better align the programs with prevailing market practice. The following are highlights of our compensation programs, including our emphasis on pay commensurate with performance and actions taken to align aspects of our programs with evolving market standards.

COMPENSATION DISCUSSION AND ANALYSIS

What We Do

✓ **We pay for performance.** A significant portion of the compensation of our Named Executive Officers is directly linked to the Company's performance, as demonstrated by the historical payouts related to our annual and long-term incentive plans.

✓ **We require stock ownership.** Our stock ownership guidelines require each of the Company Officers to hold Company stock with a value linked to a multiple of their respective salaries and to retain all SCI stock acquired from grants of restricted stock and stock options (net of acquisition and tax costs and expenses) until stock ownership guidelines are met.

✓ **We have claw-backs.** Our claw-back provisions may be triggered in certain circumstances. If triggered, the provisions allow the Company to recoup annual performance-based incentives, stock options, restricted stock, and performance units.

✓ **We seek independent advice.** We engage independent consultants to review executive compensation and provide advice to the Compensation Committee.

✓ **We have an ongoing shareholder outreach program.** As part of our commitment to effective corporate governance practices, we regularly engage with shareholders. We specifically discuss executive compensation along with other important governance topics regularly as part of our outreach program.

What We Don't Do

× **We do not allow tax gross-ups.** We do not provide tax gross-ups in our compensation programs, and we do not have provisions in our executive employment agreements that provide for tax gross-ups in the event of a change of control of the Company.

× **We do not allow hedging or pledging.** Our policies prohibit Officers and Directors from hedging or pledging their SCI stock ownership.

× **We do not allow the repricing of stock options.** Our policies prohibit subsequent alterations of stock option pricing without shareholder approval.

× **Starting with our 2022 grants, we no longer have single-trigger change-in-control payments.**

CONSIDERATION OF 2021 "SAY-ON-PAY" VOTE

At our Annual Meeting of shareholders held on May 12, 2021, 89.3% of the shares voted were in favor of the proposal to approve Named Executive Officer compensation ("say-on-pay" vote), versus 88.4% in 2020. The Compensation Committee believes this result is an indication that a substantial majority of our shareholders are satisfied with our executive compensation policies and decisions, and that our executive compensation program effectively aligns the interests of our Named Executive Officers with the interests of our shareholders. In early 2021, we engaged with shareholders representing approximately 55% of the Company's common stock prior to our Annual Shareholder Meeting. Through our ongoing shareholder outreach efforts each year, we better understand the viewpoints of our shareholders and are able to communicate transparently how our decisions align with our strategic goals.

In May 2017, we disclosed that at our 2017 annual meeting, shareholders voted in favor of holding annual say-on-pay votes. In accordance with this vote, the Company will hold future say-on-pay votes annually until the next required vote on the frequency of shareholder votes on the compensation of executives, which in accordance with applicable law, is scheduled to occur at the 2023 annual meeting of shareholders.

COMPENSATION PHILOSOPHY AND PROCESS

The Company's compensation philosophy is to align executive compensation with the performance of the Company and the individual by using several compensation components for our executives.

Our overall compensation philosophy provides target direct compensation opportunities within a competitive range of target pay levels among general industry companies of comparable size and scope (see the "Peer Comparator Group" in Annex B in this Proxy Statement). Incentive programs provide opportunities to exceed target compensation levels through annual and long-term incentives paid in cash and stock. However, if performance targets are not met, then the resulting performance-based award payouts will be below target levels. We believe these target levels of direct compensation are appropriate to motivate, reward, and retain our executives, each of whom has leadership talents and expertise that make them attractive to other companies. In making annual compensation decisions, the Compensation Committee reviews each Named Executive Officer's total compensation, as well as the compensation components, for reasonableness and comparability to market levels and the prior year's compensation.

The Compensation Committee reviews comparative market information, including benchmarking data presented by the Committee's independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian") - see page 54 of this Proxy Statement for further information on the Compensation Committee's retention of Meridian. For the Chairman and CEO, the Compensation Committee is responsible for the final determination of all components of compensation, but requests input and recommendations from Meridian. For other Named Executive Officers, the Compensation Committee receives additional recommendations from our CEO for all components of compensation. On the basis of its review of market data, input from the CEO and Meridian, and other relevant factors, the Compensation Committee sets each

Named Executive Officer's annual base salary, annual performance-based incentives, and long-term incentives for that year.

The Compensation Committee followed a thorough framework to evaluate the continued impacts of the COVID-19 pandemic on executive compensation and the Company's performance against targets for 2021. The Committee also reviewed the actions of senior management as it relates to all stakeholders during the ongoing COVID-19 pandemic (which are summarized on page 43 in the Compensation Discussion and Analysis). Upon the completion of the evaluation, the Committee approved the 200% annual incentive payment finding that the value provided to all stakeholders through the timeliness, effectiveness, and communication of decision making by senior management displayed during the ongoing pandemic and unprecedented Company's performance (see page 42 for the Company's 2021 performance) supported the payment. The 200% annual incentive payout was earned based on unmodified incentive compensation targets originally approved by the Committee in February 2021.

In 2021, the Compensation Committee reviewed total compensation design components and advised the Nominating and Corporate Governance Committee that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

CEO PAY AND PERFORMANCE ALIGNMENT

The graph below displays the relationship between our CEO's total annual compensation and the five-year total shareholder return of the Company and the S&P 500. The Company realized total shareholder return (TSR) of 172% over the last five fiscal years, outpacing the return of the S&P 500 TSR of 133%.

CEO Pay and Performance Alignment



[1] A change in the denomination of the performance unit plan in 2018 created a temporary distortion in the 2018 and 2019 total compensation by "doubling up" previous performance plan grants, which were disclosed when paid, with the inclusion of the 2018 and 2019 performance plan grant values. For more information, please see page 50.

TOTAL DIRECT COMPENSATION PAY COMPONENTS

The graphs below display the CEO's and other NEOs' mix of total direct compensation, with each component expressed as a percentage of total direct compensation.

CEO Direct Compensation



Other NEO Direct Compensation



In 2021, almost 80% of our CEO's compensation and almost 70% of our other NEOs' compensation was performance-based.

Compensation Elements Link to Shareholder Value

We have aligned our executive compensation programs with the interests of our shareholders and our corporate strategy through various measures that drive our business. See the following pages for more details on the elements of our compensation program and how it is linked to our corporate strategy and shareholders' interests.

% of 2021 Compensation for CEO and Other NEOs	Description	Link to Shareholder Value	How We Determine Amount
Annual Base Salary page 47  CEO — 10% Other NEOs — 18%	Fixed cash element of compensation established within a competitive range of benchmark pay levels.	Serves to attract and retain executive talent capable of driving superior performance.	We consider individual performance, oversight responsibility, and competitive benchmarking.
Annual Performance-Based Incentive Compensation page 47  CEO — 27% Other NEOs — 31%	Performance–Based element of compensation tied to the attainment of performance measures, which is paid in cash. The 2021 Plan includes a modifier based on the non-financial, or ESG, metric related to online customer satisfaction ratings.	Rewards the achievement of short-term financial and operational objectives we believe are primary drivers of long-term shareholder value.	The Compensation Committee establishes performance metrics that will drive the current performance of the Company and enhance shareholder value. The 2021 measures included: • Normalized Earnings Per Share • Normalized Free Cash Flow • Comparable Preneed Sales Production.
Long-Term Incentive Compensation page 49  CEO — 51% Other NEOs — 36%	**Stock Options** – granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date and vest at a rate of 1/3 per year.	Aligns the long-term interest of the NEOs with the shareholders and rewards growth in the value of our stock price.	The Compensation Committee considers several factors in determining the total long-term incentive compensation including Peer Comparator Group benchmark pay levels, the individual performance of each NEO, the job responsibilities of each NEO, and the overall Company performance in light of the current economic environment. Once the total target value is established for each NEO, we calculate and grant to the NEO (i) the number of stock options with a value equal to one-third of the total target value, (ii) the number of shares of restricted stock with a value equal to one-third of the total target value, and (iii) the number of performance units with a value equal to one-third of the total target value.
	Restricted Stock – awards are made in February each year at the same time as the stock option grants and vest at a rate of 1/3 per year.	Supports the retention of key executive and management talent and fosters a culture of ownership.	
	Performance Units – the performance unit plan, which is now denominated in shares, measures the three-year total shareholder return ("TSR") relative to a peer group of public companies (see Annex C in this Proxy Statement) that is governed by a normalized return on equity (ROE) benchmark floor tied to the S&P MidCap 400® index.	Rewards effective management of the Company's TSR and ROE performance over a multi-year period.	
Other Compensation page 52  CEO — 12% Other NEOs — 15%	**Retirement Plans** – Executive Deferred Compensation Plan and 401(k) Plan.	Provides financial security for retirement.	The Compensation Committee periodically reviews executive benefits and perquisites as compared to prevalent practices of other organizations.
	Perquisites and Personal Benefits – reasonable benefits as described on page 52.	Enhances executive performance by facilitating effective management of personal matters.	

Annual Base Salary

We target the base salary levels of our Named Executive Officers ("NEOs") within a competitive range of benchmark pay levels defined in the competitive benchmarking study described on page 54. We believe these levels are appropriate to motivate and retain our NEOs, who each have leadership talents and business expertise that make them attractive to other companies. In addition, when adjusting salaries, we may also consider the individual performance of the executive. In the first quarter of 2021, the Compensation Committee made the adjustments reflected below based on consideration of benchmark pay levels for each executive and in recognition of the officers' strong performance during 2020. Prior to these adjustments, our NEOs' salaries had remained unchanged since 2018.

	2021 Salary	2020 Salary	$ Change	% Change
Thomas L. Ryan	$ 1,200,000	$ 1,200,000	$ —	—%
Eric D. Tanzberger	620,000	600,000	20,000	3.3%
Sumner J. Waring, III	620,000	570,000	50,000	8.8%
Steven A. Tidwell	550,000	520,000	30,000	5.8%
Gregory T. Sangalis	520,000	500,000	20,000	4.0%

Annual Performance-Based Incentives Paid in Cash

We use annual performance-based incentives paid in cash to focus our NEOs on financial and operational objectives that the Compensation Committee believes are primary drivers of our common stock price over time. In the first quarter of 2021, the Compensation Committee established the performance measures as the basis for annual performance-based incentive awards for our NEOs.

Incentive Targets

The Compensation Committee established each NEO's target opportunity for 2021 consistent with our overall compensation philosophy to align compensation with our performance and to motivate and retain the executive level talent. The target award opportunities were generally positioned within the mid-range of the competitive benchmark market data. If SCI achieved the performance targets established by the Compensation Committee, NEOs would receive incentive awards at this targeted level. Actual incentive awards may be higher or lower than the target levels based on SCI's performance relative to the performance goals. The range of performance goals established a lower threshold to achieve a minimal annual performance-based incentive but with a higher threshold to achieve a payout at or near the maximum award of 200% of the targeted incentive levels. The award is based on base salary on the last day of the measurement period. The target award opportunities for the NEOs for 2021 were as follows:

	Target Award Opportunity (% of Base Salary)
Thomas L. Ryan	130%
Eric D. Tanzberger	90%
Sumner J. Waring, III	90%
Steven A. Tidwell	80%
Gregory T. Sangalis	80%

Performance Measures

We believe normalized earnings per share and free cash flow per share drive the performance of the Company and enhance shareholder value. Comparable preneed cemetery property production is a key driver of current performance, as we are generally able to recognize this revenue at the time of sale when the property is ready and available for use and the receivable from the customer is deemed collectible. While recognition of all other comparable preneed funeral and cemetery production is generally deferred and does not have an immediate impact on earnings, such production is driving future market share growth, adding stability to our future revenue stream, and creating future value for our shareholders over the long term. The 2021 performance measures were similar to the performance measures utilized in 2020 and are outlined below:

- Normalized Earnings per Share, which we calculated by applying a targeted 24.2% effective tax rate to the Company's calculation of its reported diluted earnings per share and further adjusting to exclude certain non-routine items as described below. The targeted effective tax rate is held constant for calculating our incentive compensation and therefore does not change throughout the year.

- Normalized Free Cash Flow per Share, which we calculated by beginning with our cash flows from operating activities and (1) deducting forecasted capital improvements at existing facilities and capital expenditures to develop cemetery property, (2) utilizing the forecasted amounts of cash taxes paid in 2021 related to normal operating activities, and (3) dividing the result by the reported weighted average diluted number of shares outstanding in 2021.

- Comparable Preneed Production is the percentage of growth over prior year of combined total preneed funeral sales production and total preneed cemetery sales production at comparable same-store locations in US and Canadian dollars.

The Compensation Committee believes it is appropriate to exclude certain non-routine items from the performance measures to encourage appropriate decision-making regarding operations and capital deployment. For 2021, the Compensation Committee approved the exclusion of net gains or losses on dispositions, currency gains/losses, and losses associated with the early extinguishment of debt. The Compensation Committee also considered a level of share repurchases in 2021 consistent with our historical experience in setting the targets. The difference between the target and actual repurchases did not affect the attainment of the normalized earnings per share or normalized free cash flow per share performance measures.

For 2021, we weighted each of the performance measures at one-third. The Compensation Committee established ranges for performance measures and their related payouts as a percentage of the target award for the performance period from January 1 through December 31, 2021. We calculated awards for performance levels between threshold and target or target and maximum using straight-line interpolation.

As part of the 2021 plan, the annual performance-based incentive also included a modifier based on a non-financial, or ESG, measure related to online customer satisfaction ratings, aligning our NEOs' compensation with our operational performance and success in remaining relevant with our customers. This modifier allows the Compensation Committee to adjust the annual performance-based incentive downward if our online customer satisfaction ratings fall below an average of 4.25. For 2021, we exceeded the target with an average rating of 4.66; therefore, the annual performance-based award payout was not modified.

The 2021 performance targets, SCI's actual performance, and resulting payout percentages are set forth below.

2021 Performance Targets and Actual Performance

Performance Measure	Threshold[1]	Target[2]	Max[3]	Payout Percentage	
Normalized Earnings Per Share		2021 Performance: **Above Max**		200%	
	$2.50	$2.70	$2.90		
Normalized Free Cash Flow Per Share		2021 Performance: **Above Max**		200%	**200%**
	$2.04	$2.24	$2.44		2021 Total Payout Percentage (of Target)
Comparable Preneed Production[4]		2021 Performance: **Above Max**		200%	
	96.0%	100.0%	104.0%		

[1] Any performance above threshold but less than target results in a payout of up to 100%.

[2] Performance at target results in a 100% payout; performance above target but less than max results in payout between 100% and 200%, respectively.

[3] Performance at max or above max results in a 200% payout.

[4] Expressed as a percentage of comparable 2021 performance compared to 2020.

As a result of the foregoing and giving effect to the weightings described above, our NEOs earned annual performance-based incentives paid in cash at 200% of their individual incentive targets. The actual dollar amounts of the payouts are set forth in footnote (3) to the Summary Compensation Table on page 56.

Long-Term Incentive Compensation

We believe that the grant of annual equity-based awards further aligns the interests of the NEOs with those of the Company's shareholders. To best align these interests, we grant our NEOs a mix of equity awards, which include stock options, restricted stock, and performance units. These long-term incentive ("LTI") award vehicles are important components of annual compensation.

In February 2021, the Compensation Committee set each NEO's 2021 total target value of long-term incentive compensation. In developing this total target value, the Compensation Committee considered several factors including Peer Comparator Group benchmark LTI pay levels, the individual performance of each NEO, the job responsibilities of each NEO, and the overall Company performance in light of the then current economic environment. Once the target value was established for each NEO, we calculated and granted to the NEO (i) the number of stock options that had a value equal to one-third of the total target value, (ii) the number of shares of restricted stock that had a value equal to one-third of the total target value, and (iii) the number of performance units that had a value equal to one-third of the total target value. The grants were made in February 2021.

This mix of equity awards is designed to focus our NEOs on driving an appropriate culture and healthy operating platform for the Company, managing our on-going risk profile, and implementing strategies to generate superior total long-term shareholder returns.

STOCK OPTIONS

Stock options provide NEOs a reward value that is directly attributable to their ability to increase the value of the business and our stock price. Stock options are granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date. Stock options vest at a rate of one-third per year and have an eight-year term.

RESTRICTED STOCK

Restricted stock with service-based vesting provisions promotes retention of our NEOs and encourages stock ownership. The restricted stock awards vest at a rate of one-third per year.

PERFORMANCE UNITS

Performance units reward NEOs for the delivery of shareholder returns that compare favorably to similarly available public company investments over a multi-year period. The performance unit plan measures the three-year total shareholder return ("TSR") relative to public companies based on a review of companies having strong share price trading correlations with SCI and supplemented with selected companies that are considered industry peers. The share denomination improves shareholder alignment, as the underlying unit value fluctuates with stock price.

Relative TSR is defined as the percentage computed from $100 invested in SCI common stock on the first day of the performance cycle, with dividends reinvested, compared to $100 invested in each of the public companies in the Performance Unit Plan Comparator Group, with dividend reinvestment during the same period. Relative TSR is an appropriate metric because it (i) aligns the interests of management with the interests of shareholders and (ii) provides a useful means of comparing Company performance relative to the performance of public companies in the Peer Group.

The performance units also apply a normalized return on equity (ROE) modifier to the TSR metric. The normalized ROE modifier reduces the indicated performance unit payout by 25% if SCI's average normalized ROE over the three-year performance period is less than 15%. For the 2019-2021 performance period, the average normalized ROE for SCI was 31.8%; therefore the performance unit award payout was not modified. Starting with the 2021 performance unit grants, the ROE modifier threshold requires SCI to outperform the three-year ROE average of the S&P MidCap 400® companies for the relative performance period instead of the prior threshold of 15%. The S&P MidCap 400® provides a benchmark of our performance to companies that are relative to our size at the time the performance units are granted.

COMPENSATION DISCUSSION AND ANALYSIS

Performance Targets and 2019-2021 Actual Performance



(1) Calculation of awards for performance levels between threshold and target or target and maximum are calculated using straight-line interpolation.

(2) SCI's three-year 2019-2021 TSR performance was 85%, which was in the 58th percentile relative to the Peer Group, resulting in a 134% award payout.

We cap performance unit payments at the Target amount if our TSR over the performance period outperforms the Peer Group median, but our absolute TSR is negative.

For the 2021-2023 performance cycle, the Compensation Committee granted performance units with performance opportunities ranging from 0% to 200% of the share units as set forth below in the "Grants of Plan-Based Awards" table. A target award is earned if SCI's relative TSR ranking is at the 50th percentile of the TSR of the public companies in the 2021 Peer Group at the end of the performance cycle at December 31, 2023.

Performance Unit Range of Payouts

Award Payout Level	SCI Weighted Average Total Shareholder Return Ranking Relative to Comparator Group at End of Performance Cycle	% of Target Award Paid as Incentive [1]
Maximum	75th Percentile or greater	200 %
Target	50th Percentile	100 %
Threshold	25th Percentile	25 %
Below Threshold	Less than 25th Percentile	— %

(1) Calculation of awards for performance levels between threshold and target or target and maximum are calculated using straight-line interpolation.

Impact of Changing the Denomination of the Performance Unit Plan

As reported in our 2018 Proxy and discussed above, in response to shareholder feedback and to continue our efforts to refine the correlation between executive pay and total shareholder return (TSR), the Board approved the change in the denomination of the performance unit plan from a dollar-based amount to an amount denominated in shares. The denomination in shares creates a stronger correlation of pay to performance and, more specifically, to total shareholder return which is objective, transparent, and impactful.

The change in denomination created a temporary distortion in the disclosure of total compensation in the Summary Compensation Table for 2019. The distortion occurs because we are reporting the performance-based plan grants that were made in 2019 for 2019-2021 performance cycles and the cash payouts from the 2017 performance period that concluded in 2019. This distortion occurred in our disclosure in 2019 compensation, after which time the dollar-denominated performance periods will have matured and there are no more "doubling up" of grants and payouts in the Summary Compensation Table.

The table below uses Thomas L. Ryan's compensation to illustrate the denomination impact change on the Summary Compensation Table for year 2019 (see page 56). Years 2020 and 2021 are "as reported" in the Summary Compensation Table and 2019 is presented in two ways. The "as reported" 2019 compensation ties to the current Summary Compensation Table, including the double-counting of the performance unit plan; and the proforma presentation of 2019 compensation is recast as if the change in denomination was effective for 2019.

CEO Summary Compensation Years 2019-2021


$12.5M
$1.1M
Includes PUP Payout in 2019 of $3.4M (2017 Grant)
Non-Equity Incentive Plan
$2.0M PUP
Stock Awards
$2.0M RS
$2.0M SO
$0.8M
$1.2M
2019 As reported
$3.4M PUP Payout in 2019 Excluded
$9.1M
$1.1M
Non-Equity Incentive Plan
$2.0M PUP
Stock Awards
$2.0M RS
$2.0M SO
$0.8M
$1.2M
2019 Proforma
Excludes PUP Payout in 2020 of $4.0M (2018 Grant)
$11.5M
$2.1M
Non-Equity Incentive Plan
$2.9M PUP
Stock Awards
$2.1M RS
$2.3M SO
$0.9M
$1.2M
2020 As reported
Excludes PUP Payout in 2021 of $4.0M (2019 Grant)
$11.7M
$3.1M
$2.3M PUP
$2.0M RS
$1.8M SO
$1.3M
$1.2M
2021 As reported
Other Compensation
Annual Base Salary
Annual Performance-Based Incentive Compensation
Long-Term Incentive Compensation

- **Annual Base Salary:** Fixed cash element of compensation established within a competitive range of benchmark pay levels, which is in the Salary column on the Summary Compensation Table.
- **Annual Performance-Based Incentive Compensation:** Performance–based element of compensation tied to the attainment of performance measures, which is paid in cash. This is included in the Non-Equity Incentive Plan Compensation column on the Summary Compensation Table.
- **Long-Term Incentive Compensation**
  - **Stock Options (SO)** – granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date and vest at a rate of 1/3 per year, which are included in the Option Awards column in the Summary Compensation Table.
  - **Restricted Stock (RS)** – awards are made in February each year at the same time as the stock option grants and vest at a rate of 1/3 per year, which are included in the Stock Awards column on the Summary Compensation table.
  - **Performance Units (PUP)** – Dollar-denominated grants made before 2018 are included in the Non-Equity Incentive Plan Compensation column at the value they vest and settle; share-denominated grants are included in the Stock Awards column as of their grant date in the Summary Compensation Table.
- **Other Compensation**: This grouping includes the Change in Pension Value Column and the All Other Compensation column from the Summary Compensation Table.

Other Compensation

RETIREMENT PLANS

To help retain and recruit executive level talent, the Company implemented an Executive Deferred Compensation Plan in 2005. This plan allows for an annual retirement contribution by the Company of up to 7.5% of eligible compensation and a performance-based contribution targeted at 7.5%, with a range of 0% to 15% based on achievement of Company performance measures established in the first quarter of each year. These are the same performance measures described in the annual performance-based incentives paid in cash above. The percentages are applied to the combined eligible compensation of base salary and annual performance-based incentives paid in cash. In addition to the Company contributions, the plan allows for individual deferral of base salary, annual performance-based incentives paid in cash, restricted stock awards, and performance unit awards. The plan also allows for the restoration of Company matching contributions that are prohibited in the Company's 401(k) plan due to tax limits on contributions to qualified plans. In February 2022, the Company made the following contributions under the plan with respect to 2021 service and performance for our NEOs:

Name	7.5% Retirement Contribution	Performance Contribution	Total
Thomas L. Ryan	$ 324,000	$ 648,000	$ 972,000
Eric D. Tanzberger	130,200	260,400	390,600
Sumner J. Waring, III	130,200	260,400	390,600
Steven A. Tidwell	107,250	214,500	321,750
Gregory T. Sangalis	101,400	202,800	304,200

We also offer a 401(k) plan to our associates, including our NEOs. In 2000, the Company initiated the 401(k) Retirement Savings Plan for elective contributions by participants and matching contributions by the Company up to prescribed limits established by the Board of Directors and specific IRS limitations. Participants may elect to defer up to 50% of salary and bonus into the Plan subject to the annual IRS contribution limit of $20,500, excluding the $6,500 catch-up contributions for eligible participants age 50 and older. The Company's match ranges from 75% to 125% of employee deferrals based on their years of Company service. The match is applied to a maximum of 6% of an associate's salary and annual performance-based incentive, subject to the IRS compensation limits.

PERQUISITES AND PERSONAL BENEFITS

We provide various perquisites and personal benefits to our NEOs that the Compensation Committee views as an important component of competitive compensation. These benefits are designed to attract, motivate, reward, and retain the executive talent required to achieve our corporate strategy:

- Financial and legal planning and tax preparation — encourages critical document preparation and financial planning advice for effective tax and retirement planning.

- Supplemental medical reimbursements — this insured benefit product covers out-of-pocket medical expenses, exclusive of required premium contributions by participants in the Company's medical and dental plans, and is a valued benefit provided at a modest annual cost per participant.

- Enhanced life insurance — this life insurance program generally covers approximately 3.5 times the NEO's annual salary and target bonus.

- Use of Company aircraft — our NEOs are allowed limited use of leased aircraft for personal reasons in accordance with the Company's usage policy approved by the Board of Directors.

Personal benefit amounts are not considered annual salary for bonus purposes, deferred compensation purposes, or 401(k) contribution purposes. The Compensation Committee periodically reviews executive benefits and perquisites as compared to prevalent practices of other organizations.

Further Executive Compensation Practices and Policies

PROVISIONS REGARDING CLAW-BACKS

We have provisions for seeking the return (claw-back) from our Officers of cash incentive payments and stock sale proceeds in certain circumstances involving fraud. These provisions cover the following elements of compensation: annual performance-based incentives paid in cash, stock options, restricted stock, and performance units. The provisions are triggered if the Board of Directors determines that an Officer has engaged in fraud that caused, in whole or in part, a material adverse restatement of the Company's financial statements. In such an event, the Company could seek to recover from the offending Officer the following:

- The actual annual performance-based incentive paid in cash to the Officer, but only if the original payment would have been lower if it had been based on the restated financial results.
- Vested and unvested options are cancelled and gains from sales of exercised stock options at any time after the filing of the incorrect financial statements must be returned.
- The gains from sales of restricted stock realized at any time after the filing of the incorrect financial statements. Any remaining unvested restricted stock are forfeited.
- Any unpaid performance unit award is forfeited and Officer must repay the entire amount of the performance unit award payment if the award is paid after the ending date of the period covered by the incorrect financial statements.

SECURITIES TRADING AND INVESTMENT POLICY

The Board of Directors maintains a policy governing only Directors and Officers with regard to transactions involving the Company's securities, including purchases and sales of common stock. Among other things, the policy provides guidelines on trading during "trading windows," confidentiality responsibilities, and reporting obligations.

STOCK OWNERSHIP GUIDELINES AND RETENTION REQUIREMENTS

We have stock ownership guidelines for Officers. Stock ownership is generally achieved through open market purchases of SCI stock, shares acquired in the Company-sponsored 401(k) plan, grants of restricted stock, and shares retained after exercise of stock options. The policy requires an Officer to retain all SCI stock acquired from grants of restricted stock and stock options (net of acquisition and tax costs and expenses) until that Officer has met the ownership guidelines.

For each Officer, the stock ownership guideline is the amount of SCI shares having a fair market value equal to a multiple of base salary as set forth in the following table. Measurement of stock ownership against the guidelines will be calculated once a year based on valuation of the shares held at year end utilizing the closing price of SCI common stock on the last trading day of the previous year. A new Officer has an initial period of five years to achieve the target ownership level.

The table below sets forth our current ownership guidelines for our NEOs and their holdings, excluding stock options, as of March 7, 2022 (further details are provided in the footnotes to the tables of Director and Officer shareholdings listed under the "Voting Securities and Principal Holders").

Title	Required Salary Multiple	Minimum Shares Required	Actual Salary Multiple	Actual Shares Owned
Thomas L. Ryan, President, Chairman of the Board, and Chief Executive Officer	6	101,423	94	1,586,408
Eric D. Tanzberger, Senior Vice President and Chief Financial Officer	3	26,201	23	203,194
Sumner J. Waring, III, Senior Vice President, Chief Operating Officer	3	26,201	39	337,828
Steven A. Tidwell, Senior Vice President, Sales and Marketing	3	23,243	10	74,553
Gregory T. Sangalis, Senior Vice President, General Counsel and Secretary	3	21,975	28	205,761

At March 7, 2022, our Named Executive Officers have exceeded their ownership guideline levels for 2022.

Policies on Hedging and Pledging

In 2013, we established policies to prohibit Officers and Directors from hedging or pledging their SCI stock ownership. These policies apply only to Officers and Directors. All officers and members of the Board are prohibited from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of their ownership of the Company's equity securities, including, but not limited to, prepaid forward contracts, options, puts, calls, equity swaps, collars, other derivative instruments, or any other similar type of financial transaction, or (ii) holding equity securities of the Company in a margin account or pledging equity securities of the Company as collateral for a loan or for any other type of financial transaction.

Employment Agreements and Termination Payment Arrangements

The Company has employment agreements with Thomas L. Ryan, Eric D. Tanzberger, Sumner J. Waring, Steven A. Tidwell, and Gregory T. Sangalis. These agreements have current terms expiring December 31, 2022. Annually, the Company may extend each agreement for an additional year unless notice of nonrenewal is given by either party.

The employment agreements articulate the terms and conditions of the NEOs' employment with the Company including termination provisions and noncompetition obligations. Each November, we review the list of the Named Executive Officers and other officers with employment agreements in effect and the terms and conditions of their employment and determine whether to extend, modify, or allow the agreements to expire.

Consistent with this review, we amended our executive employment agreements in 2010 to eliminate any obligation to pay tax gross-ups in the event of a change in control of the Company. In 2016, we replaced our executive employment agreements with updated terms (see page 64 more information).

For further discussion of these employment agreements, refer to "Executive Compensation Tables - Executive Employment Agreements" below.

Our employment agreements and compensation plans have historically incorporated arrangements for certain payments upon change of control of the Company and for other terminations. We believe that these arrangements have been and are necessary to attract, motivate, reward, and retain the executive management talent required to achieve our corporate strategy. In the context of a possible acquisition or merger of the Company, we believe that change of control provisions (i) help focus our executives on strategic alternatives that would maximize shareholder value, and (ii) provide for personal financial security, thereby reducing a potential distraction for the executive. Our change of control and other termination payment arrangements do not affect decisions regarding other compensation elements. We structured the terms and payout of our arrangements based upon our historical practice and competitive considerations, including advice from an independent consultant and features that are commonly used by other publicly traded companies. We removed automatic single-trigger vesting upon change in control effective for equity awards granted in 2022.

For further discussion of termination arrangements, refer to "Executive Compensation Tables - Potential Payments Upon Termination" below.

How We Make Compensation Decisions

ROLE OF THE COMPENSATION COMMITTEE

The Compensation Committee reviews the executive compensation program of the Company for its adequacy to attract, motivate, reward, and retain well-qualified executive officers who will maximize shareholder returns. The Compensation Committee also reviews the program for its direct and material relation to the short-term and long-term objectives of the Company and its shareholders as well as the operating performance of the Company. To carry out its role, among other things, the Compensation Committee:

- Reviews appropriate criteria for establishing annual performance targets for executive compensation that are complementary to the Company's long-term strategies for growth;

- Determines appropriate levels of executive compensation by annually conducting a thorough competitive evaluation, reviewing proprietary and proxy information, and consulting with and receiving advice from an independent executive compensation consulting firm;

- Ensures the Company's executive stock plan, long-term incentive plan, annual incentive compensation plan, and other executive compensation plans are administered in accordance with compensation objectives; and

- Approves all new equity-based compensation programs.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Board members who served on the Compensation Committee during 2021 were Alan R. Buckwalter, III, Anthony L. Coelho, Jr., Ellen Ochoa, and Marcus A. Watts. No member of the Compensation Committee in 2021 or is an Officer or employee of the Company or any of its subsidiaries, any of its subsidiaries or had any relationships requiring disclosure by the Company, except that Alan Buckwalter has a family relationship as disclosed under the section entitled "Certain Transactions" on page <u>68</u>.

At the 2021 Annual Shareholder Meeting, Ellen Ochoa became the Compensation Committee Chair effective May 2021, and effective May 2022, Alan Buckwalter will no longer serve as a member of the Compensation Committee. Director nominee, C. Park Shaper, if elected, will join the Compensation Committee in May 2022.

ROLE OF COMPENSATION CONSULTANTS

Compensation decisions are made by our Compensation Committee, based in part on input from independent consultants. Meridian has served as our independent advisor on executive compensation since 2010. Meridian is retained by and reports directly to the Compensation Committee, which has the authority to approve Meridian's fees and other terms of engagement. Services performed by Meridian for the Compensation Committee during 2021 included preparation of competitive benchmarking reviews regarding the executive and Director compensation, evaluation of proposed compensation programs or changes to existing programs, provision of information on current trends in executive compensation, and updates regarding applicable legislative and governance activity. Annually, the Compensation Committee reviews the fee structure, services, and performance of their independent consultants.

COMPENSATION BENCHMARKING TOOLS

In November 2020, in its consideration of 2021 compensation for the NEOs, the Compensation Committee reviewed a competitive benchmarking study prepared by Meridian. The benchmarking study provided market data for each of the NEOs, reflecting pay rates for similar positions among a group of general industry companies (the "Peer Comparator Group"). The Compensation Committee used the competitive benchmark study as a reference point for assessing the overall competitiveness of our executive compensation program.

At the request of the Compensation Committee, Meridian developed the Peer Comparator Group for 2021 by reviewing a diversified group of companies that participated in the Equilar Executive Compensation Survey. Meridian developed the Peer Comparator Group based on company size parameters. The Compensation Committee believes this approach reflects an objective and credible methodology and results in an effective working range of competitive compensation benchmarks that appropriately considers the overall complexity of SCI's business model. For example, the Company sells preneed contracts (approximately $2.4 billion in 2021) that are substantially deferred into its growing backlog that will be recognized as future revenue at the time of need or when the services and merchandise are provided. These preneed contracts are administered by the Company over long periods of time, and the Company oversees the management and administration of approximately $8.0 billion in trust assets and related receivables, the earnings of which are typically deferred under GAAP. In addition, executive management oversees a people-centric business of over 24,000 employees, including approximately 3,750 preneed sales personnel whose production may not initially impact revenue under GAAP. The Compensation Committee reviews the methodology and composition of the Peer Comparator Group annually and may consider modification to the methodology or source of data, as warranted.

The Peer Comparator Group used to inform 2021 pay decisions comprised over 230 companies set forth in Annex B in this Proxy Statement, against which SCI is positioned near or above the median in terms of revenue, market capitalization, and enterprise value. The Peer Comparator Group does not include two direct industry competitors, StoneMor Partners, LLP and Carriage Services, Inc., as neither company met the relevant financial criteria for inclusion.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. The Committee reviewed the 2021 total compensation design components and recommended to the Nominating and Corporate Governance Committee that it make a determination that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that this Proxy Statement include this Compensation Discussion and Analysis.

COMPENSATION COMMITTEE

| Ellen Ochoa, Chair | Alan R. Buckwalter | Anthony L. Coelho | Marcus A. Watts |

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information for each year in the three-year period ended December 31, 2021 with respect to NEOs. The determination as to which executive Officers were most highly compensated was made with reference to the amounts required to be disclosed under the "Total" column in the table reduced by the amounts in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column.

Summary Compensation Table

Name and Principal Position	Year	Salary[1]	Stock Awards[2]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
Thomas L. Ryan	2021	$ 1,200,000	$ 4,257,796	$ 1,763,440	$ 3,120,000	$ —	$ 1,366,799	$11,708,035
President and Chairman of the Board	2020	1,190,769	5,019,720	2,266,563	2,075,700	32,395	944,773	11,529,920
Chief Executive Officer	2019	1,200,000	3,932,064	1,981,469	4,537,000	35,196	825,166	12,510,895
Eric D. Tanzberger	2021	620,000	994,901	411,219	1,116,000	—	563,099	3,705,219
Senior Vice President	2020	596,538	1,151,368	520,279	747,252	20,439	391,782	3,427,658
Chief Financial Officer	2019	600,000	902,162	453,887	1,195,752	22,672	324,816	3,499,289
Sumner J. Waring, III	2021	620,000	913,143	377,451	1,116,000	—	565,029	3,591,623
Senior Vice President	2020	566,712	1,028,312	464,903	709,889	—	389,144	3,158,960
Chief Operating Officer	2019	570,000	805,137	405,893	1,084,536	—	317,508	3,183,074
Steven A. Tidwell	2021	550,000	690,166	285,152	880,000	—	413,314	2,818,632
Senior Vice President	2020	517,000	783,417	354,151	575,661	—	291,428	2,521,657
Sales and Marketing	2019	520,000	594,065	299,620	771,685	—	218,517	2,403,887
Gregory T. Sangalis	2021	520,000	669,992	276,898	832,000	—	502,865	2,801,755
Senior Vice President	2020	497,115	807,785	365,097	553,520	—	351,470	2,574,987
General Counsel and Secretary	2019	500,000	632,364	318,818	869,880	—	277,775	2,598,837

[1] 2020 salary reflects temporary reduction from annual base salary per Employee Agreement in response to the COVID-19 pandemic.

[2] The Stock Awards column, which includes the Performance Unit Plan denominated in shares, and the Option Awards column set forth the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made for the valuation of the awards are set forth in Note 11 to the consolidated financial statements included in the SCI 2021 Annual Report on Form 10-K.

[3] See Non-Equity Incentive Plan (EIP) Compensation table below for more information.

[4] This column sets forth the change in the actuarial present value of each executive's accumulated benefit in 2021, 2020, and 2019 for the Supplemental Executive Retirement Plan for Senior Officers. During the year ended December 31, 2021, Thomas L. Ryan's pension value declined $11,113, and Eric D. Tanzberger's declined $8,348. During the year ended December 31, 2020, Thomas L. Ryan's pension value increased $32,395, and Eric D. Tanzberger's increased $20,439. During the year ended December 31, 2019, Thomas L. Ryan's pension value increased $35,196, and Eric D. Tanzberger's increased $22,672. The assumptions made for quantifying the present value of the benefits are set forth in Note 12 to the consolidated financial statements included in the SCI 2021 Annual Report on Form 10-K.

[5] See 2021 All Other Compensation table below for more information.

Non-Equity Incentive Plan Compensation Table

Name and Principal Position	Year	Annual Performance Based Incentive Paid in Cash	Performance Units[a]	Total Non-Equity Incentive Plan Compensation
Thomas L. Ryan	2021	$ 3,120,000	$ —	$ 3,120,000
President and Chairman of the Board	2020	2,075,700	—	2,075,700
Chief Executive Officer	2019	1,114,200	3,422,800	4,537,000
Eric D. Tanzberger	2021	1,116,000	—	1,116,000
Senior Vice President	2020	747,252	—	747,252
Chief Financial Officer	2019	401,112	794,640	1,195,752
Sumner J. Waring, III	2021	1,116,000	—	1,116,000
Senior Vice President	2020	709,889	—	709,889
Chief Operating Officer	2019	381,056	703,480	1,084,536
Steven A. Tidwell	2021	880,000	—	880,000
Senior Vice President	2020	575,661	—	575,661
Sales and Marketing	2019	309,005	462,680	771,685
Gregory T. Sangalis	2021	832,000	—	832,000
Senior Vice President	2020	553,520	—	553,520
General Counsel and Secretary	2019	297,120	572,760	869,880

[a] Beginning in 2018, the performance unit grants are now denominated in shares and appear in the Stock Awards column in the Summary Compensation Table on page 56. See additional information at "Impact of Changing the Denomination of the Performance Unit Plan" on page 50. Performance units for 2019 related to the payout for the performance period of 2017-2019 (2017 grant).

2021 All Other Compensation Table

Name	Contributions To Deferred Compensation Plan[a]	Contributions to 401(k) Plan[a]	Life Insurance Related[b]	Perquisites and Other Personal Benefits[c]	Total All Other Compensation
Thomas L. Ryan	$ 1,093,198	21,750	17,994	233,857 [d]	$ 1,366,799
Eric D. Tanzberger	$ 433,359	21,750	5,167	102,823 [e]	$ 563,099
Sumner J. Waring, III	$ 430,366	21,750	5,710	107,203 [f]	$ 565,029
Steven A. Tidwell	$ 346,095	21,750	10,637	34,832 [g]	$ 413,314
Gregory T. Sangalis	$ 327,116	21,750	22,811	131,188 [h]	$ 502,865

[a] The amounts represent contributions by the Company to the accounts of executives in the plans identified in the table. With respect to the Deferred Compensation Plan, the amounts may include three components: (i) base retirement contribution for 2021, (ii) performance contribution for 2021, and (iii) a restoration match for the 2020 plan year paid in 2021.

[b] The amounts represent payment for term life insurance premiums or supplemental life insurance.

[c] The amounts represent the incremental cost to the Company to provide perquisites and other personal benefits. With respect to personal use of the Company's leased aircraft, the cost includes the average cost of fuel used, direct costs incurred such as flight planning services and food, and an hourly charge for maintenance of engine and airframe. With respect to medical reimbursement, the Company pays the executive for the medical expenses he incurs that are not reimbursed to the executive by the Company's health insurance.

[d] For Thomas L. Ryan, includes $185,640 for personal use of aircraft, as well as costs regarding periodic household security services, medical reimbursement, and tax and financial planning.

[e] For Eric D. Tanzberger, includes $82,068 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

[f] For Sumner J. Waring, includes $77,947 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

[g] For Steven A. Tidwell, includes $14,912 for tax and financial planning as well as personal use of aircraft and costs regarding medical reimbursement.

[h] For Gregory T. Sangalis, includes $105,673 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

Grants of Plan-Based Awards

The following table sets forth plan-based awards granted in 2021 with the four lines pertaining to:

- First line - Annual Performance-Based Incentives Paid in Cash
- Second line - Performance Units, granted February 17, 2021
- Third line - Restricted Stock, granted February 17, 2021
- Fourth line - Stock Options, granted February 17, 2021

Grants of Plan-Based Awards

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Restricted Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Thomas L. Ryan	—	1,560,000	3,120,000								
				10,025	40,100	80,200					2,269,237
							40,100				1,988,559
								235,000	49.59	49.11	1,763,440
Eric D. Tanzberger	—	558,000	1,116,000								
				2,343	9,370	18,740					530,243
							9,370				464,658
								54,800	49.59	49.11	411,219
Sumner J. Waring, III	—	558,000	1,116,000								
				2,150	8,600	17,200					486,669
							8,600				426,474
								50,300	49.59	49.11	377,451
Steven A. Tidwell	—	440,000	880,000								
				1,625	6,500	13,000					367,831
							6,500				322,335
								38,000	49.59	49.11	285,152
Gregory T. Sangalis	—	416,000	832,000								
				1,578	6,310	12,620					357,079
							6,310				312,913
								36,900	49.59	49.11	276,898

The material terms of each element of compensation are described in the "Compensation Discussion and Analysis."

Starting in 2018, the performance units are denominated in shares and can be settled in cash at the end of the three-year performance period. In the table above, the performance unit grants are valued using a Monte Carlo valuation at the grant date. In addition, the 2021 performance units provide for pro-rata vesting in the event of (i) death, (ii) disability, (iii) at the discretion of the Compensation Committee, retirement at age 60 with ten years of service or retirement at age 55 with 20 years of service, or (iv) termination by the Company not for cause. The pro-rata vesting is determined by the number of months of service by the executive during the three-year performance period, divided by 36 (which is the number of months in a performance period). The restricted stock grants and stock option grants vest one-third per year. In addition, the restricted stock grants and stock option grants vest 100% in the event of (i) death, (ii) disability, (iii) in the discretion of the Compensation Committee, retirement at age 60 with ten years of service or retirement at age 55 with 20 years of service, (iv) termination by the Company not for cause, or (v) upon a change of control of the Company, the performance units vest 100% and will be paid at target if the executive is terminated without cause or resigns for good reason within the time period that begins 60 days before a change in control and ends two years after a change in control, or if the acquiring company fails to assume or replace the outstanding equity upon the change of control.

Holders of restricted stock receive dividend payments at the same rate as holders of outstanding shares of SCI common stock.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised options, restricted stock awards, and performance unit plan share awards that have not vested as of the end of our last completed fiscal year.

Outstanding Equity Awards at Fiscal Year End 2021

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested[4] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[5] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Thomas L. Ryan	275,000		$ 23.00	2/10/2023	82,967	5,889,827	255,000	18,102,450
	585,000		22.28	2/9/2024				
	472,000		29.25	2/7/2025				
	355,000		37.53	2/13/2026				
	192,666	96,334 [1]	42.63	2/20/2027				
	117,333	234,667 [2]	50.82	2/19/2028				
	—	235,000 [3]	49.59	2/17/2029				
Eric D. Tanzberger	80,000		37.53	2/13/2026	19,204	1,363,292	58,840	4,177,052
	44,133	22,067 [1]	42.63	2/20/2027				
	26,933	53,867 [2]	50.82	2/19/2028				
	—	54,800 [3]	49.59	2/17/2029				
Sumner J. Waring, III	39,466	19,734 [1]	42.63	2/20/2027	17,380	894,307	53,000	3,762,470
	24,066	48,134 [2]	50.82	2/19/2028				
	—	50,300 [3]	49.59	2/17/2029				
Steven A. Tidwell	63,700		29.25	2/7/2025	13,114	930,963	39,820	2,826,822
	52,700		37.53	2/13/2026				
	29,133	14,567 [1]	42.63	2/20/2027				
	18,333	36,667 [2]	50.82	2/19/2028				
	—	38,000 [3]	49.59	2/17/2029				
Gregory T. Sangalis	68,400		23.00	2/10/2023	13,207	937,565	40,740	2,892,133
	97,000		22.28	2/9/2024				
	79,000		29.25	2/7/2025				
	56,400		37.53	2/13/2026				
	31,000	15,500 [1]	42.63	2/20/2027				
	18,900	37,800 [2]	50.82	2/19/2028				
	—	36,900 [3]	49.59	2/17/2029				

[1] These unexercisable options expiring 02/20/2027 vest 100% on 02/20/2022.

[2] These unexercisable options expiring 02/19/2028 vest 50% each on 02/19/2022 and 02/19/2023.

[3] These unexercisable options expiring 02/17/2029 vest 33% each on 02/17/2022, 02/17/2023, and 02/17/2024.

[4] The restricted stock for each person in the table vests as follows:

	Shares Vesting 03/05/2022	Shares Vesting 03/05/2023	Shares Vesting 03/05/2024	Total Shares Vesting
Thomas L. Ryan	15,400	27,467	40,100	82,967
Eric D. Tanzberger	3,534	6,300	9,370	19,204
Sumner J. Waring, III	3,153	5,627	8,600	17,380
Steven A. Tidwell	2,327	4,287	6,500	13,114
Gregory T. Sangalis	2,477	4,420	6,310	13,207

(5) These unearned performance unit plan share units vest as indicated below upon attainment of certain performance goals based on our three-year TSR as discussed in the Compensation Discussion and Analysis. Based on our 2021 performance exceeding the target goals, the share unit amounts and fair values disclosed in this table and the vesting schedule below represent the maximum awards, which could change over the remaining performance period.

	PUP Share Units Vesting 02/20/2022	PUP Share Units Vesting 02/19/2023	PUP Share Units Vesting 02/17/2024	Total PUP Share Units Vesting
Thomas L. Ryan	92,400	82,400	80,200	255,000
Eric D. Tanzberger	21,200	18,900	18,740	58,840
Sumner J. Waring, III	18,920	16,880	17,200	53,000
Steven A. Tidwell	13,960	12,860	13,000	39,820
Gregory T. Sangalis	14,860	13,260	12,620	40,740

Option Exercises and Stock Vested

The following table provides information concerning each exercise of stock options and each vesting of restricted stock during the last fiscal year on an aggregated basis.

Option Exercises and Stock Vested for the Year Ended December 31, 2021

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
Thomas L. Ryan	354,630 $	14,582,834	46,433 $	2,168,421
Eric D. Tanzberger	110,000	3,812,571	10,582	494,179
Sumner J. Waring, III	151,938	4,728,398	9,434	440,568
Steven A. Tidwell	73,600	2,964,516	7,043	328,908
Gregory T. Sangalis	51,700	2,148,950	7,436	347,261

(1) Includes the shares and value of restricted stock that were deferred into the Executive Deferred Compensation Plan, described hereinafter under the caption "Executive Deferred Compensation Plan", as follows: 46,433 shares with a value of $2,168,421 for Thomas L. Ryan, 7,241 shares with a value of $338,155 for Eric D. Tanzberger, and 5,226 shares with a value of $244,054 for Gregory T. Sangalis.

Executive Deferred Compensation Plan

The Executive Deferred Compensation Plan is a supplemental retirement and deferred compensation plan for our executive officers, in which the NEOs participate. The plan allows for Company contributions, including annual contributions of up to 7.5% and performance-based contributions targeted at 7.5%, with a range of 0% to 15% based on achievement of Company performance measures established in the first quarter of each year. These are the same performance measures described in Compensation Discussion and Analysis - Annual Performance-Based Incentives Paid in Cash. The percentages are applied to the combined eligible compensation of base salary and annual performance-based incentive paid in cash. The plan also allows for the restoration of Company matching contributions that are prohibited in the Company's 401(k) plan due to tax limits on contributions to qualified plans.

Company contributions to the plan generally vest over three years. If a participant is terminated by the Company not for cause, dies, becomes disabled, or in the event of a change of control of the Company as defined in the plan, the participant immediately vests 100% in the Company's contributions. If the participant retires on or after age 60 with ten years of service or age 55 with 20 years of service, the Compensation Committee may in its sole discretion elect to immediately vest 100% of the unvested contributions.

In addition, the plan allows for an individual participant to defer portions of his or her base salary, annual performance-based incentives paid in cash, restricted stock, and performance units. The participant may defer up to 80% of salary, up to 100% of restricted stock, and up to 90% of the other elements of compensation. When restricted stock is deferred, it is subject to the 3-year vesting schedule. All other of these amounts are 100% vested at time of deferral. The following tables provide information concerning contributions, earnings, and other information under the Executive Deferred Compensation Plan.

Nonqualified Deferred Compensation in 2021

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Distributions/ Withdrawals ($)	Aggregate Balance at Last FYE[4] ($)
Thomas L. Ryan	$ 2,697,174	$ 1,093,198	$ 13,450,046	$ 2,145,140	$ 66,757,130
Eric D. Tanzberger	$ 267,239	433,359	3,063,064	1,015,474	14,645,844
Sumner J. Waring, III	$ 127,817	430,366	744,017	265,353	7,702,033
Steven A. Tidwell	$ 168,693	346,095	930,762	—	7,330,784
Gregory T. Sangalis	$ 168,913	327,116	2,882,188	1,576,110	15,016,063

[1] These executive contributions were made in 2021 and are included in the Summary Compensation Table for the year 2021 in the amounts and in the table titled Executive Contributions in 2021 below.

[2] The registrant contributions are included in the Summary Compensation Table under the "All Other Compensation" column.

[3] The earnings reflect the returns of the measurement funds selected by the executives and are not included in the Summary Compensation Table.

[4] The amounts below include reported contributions included in the Summary Compensation Table for years prior to 2021 and are included in the table titled Cumulative Contributions from Previous Years below.

Executive Contributions in 2021

	Salary	Non-EIP Compensation Annual Performance-Based Incentive Paid In Cash	Stock Awards TSR Performance Units	Restricted Stock Awards
Thomas L. Ryan	$ 120,000	$ 207,570	$ 400,293	$ 1,969,311
Eric D. Tanzberger	37,159	—	—	230,080
Sumner J. Waring, III	37,096	42,593	48,128	—
Steven A. Tidwell	82,344	86,349	—	—
Gregory T. Sangalis	49,931	55,352	63,630	—

The following amounts represent cumulative contributions, which were included in the "Total Compensation" column of the Summary Compensation Table in previous years:

Cumulative Contributions from Previous Years

Thomas L. Ryan	$ 36,683,409
Eric D. Tanzberger	7,810,006
Sumner J. Waring, III	3,892,015
Steven A. Tidwell	2,263,283
Gregory T. Sangalis	3,588,304

EXECUTIVE COMPENSATION TABLES

Each participant may elect measurement funds, which are based on certain mutual funds, for the purpose of crediting or debiting additional amounts to his or her account balance. A participant may change his or her measurement funds election at any time. The Compensation Committee determines which measurement funds will be available for participants. For 2021, the available measurement funds and their respective returns were as follows:

Fund Name	2021 Calendar Year Return
Advisor Managed Portfolio - Aggressive Allocation	15.81%
Advisor Managed Portfolio - Conservative Allocation	3.96%
Advisor Managed Portfolio - Growth Allocation	13.35%
Advisor Managed Portfolio - Moderate Allocation	7.57%
Advisor Managed Portfolio - Moderate Growth Allocation	11.02%
American Funds IS New World - Class 1	5.16%
Charles Schwab S&P 500 Index	28.67%
DFA VA U.S. Targeted Value	39.68%
DFA VA International Value	18.11%
DFA VIT Inflation-Protected Securities - Instl Class	5.58%
Goldman Sachs VIT Gov't Money Market - Instl Shares	0.01%
Janus Henderson VIT Enterprise - Instl Shares	16.83%
MainStay VP MacKay High Yield Corp Bond - Initial Class	5.51%
MFS VIT II International Intrinsic Value - Initial Class	10.55%
MFS VIT III Global Real Estate - Initial Class	30.12%
MFS VIT III Mid Cap Value - Initial Class	30.99%
MFS VIT Value Series - Initial Class	25.45%
PIMCO VIT Emerging Markets Bond - Admin Shares	(2.55)%
Fidelity VIP Investment Grade Bond - Initial Class	(0.61)%
SCI General Account Fund	3.00%
SCI Stock Fund	44.58%
Thrivent Series Small Cap Index	26.51%
T. Rowe Price Blue Chip Growth	17.62%
Vanguard VIF International	(1.54)%
Vanguard VIF Mid Cap Index	24.36%
Vanguard VIF Short-Term Investment-Grade	(0.45)%
Vanguard VIF Total International Stock Market Index	8.53%
Victory RS Small Cap Growth Equity - Class I	(10.43)%

A participant may generally elect to receive a distribution at termination in a lump sum or in installments of up to fifteen years. With regard to the participant's contributions, the participant may schedule other distribution dates. For death, disability, or change of control of the Company, the participant may elect a lump sum payment within 60 days.

Pension Plans

Supplemental Executive Retirement Plan for Senior Officers

The Supplemental Executive Retirement Plan for Senior Officers ("SERP"), is an aged non-qualified plan that allowed certain Officers to accrue a non-contributory benefit for periods prior to January 1, 2001. The Plan's terms provide for an annual benefit equal to a designated percentage of each participant's 1997 annual base salary and target bonus, with the benefits being reduced to the extent of the participant's benefits under Social Security and the former SCI Cash Balance Plan.

A participant is fully vested at age 60. If a participant's employment terminates before age 60, the benefit amount is prorated or reduced by multiplying the accumulated benefit by a fraction of which the numerator is the participant's years of service and the denominator is the number of years from the participant's hire date until the date the participant would reach age 60.

Benefit payments are made in 180 monthly installments commencing at the later of termination of employment or the attainment of age 55. A participant may elect to begin receiving monthly benefits at age 55, while still employed, provided written notice is given at least twelve months prior to the attainment of age 55. In that case, the benefit is reduced to reasonably reflect the time value of money.

If a participant dies or there is a change of control of the Company (as defined in the SERP), the Company will promptly pay to each beneficiary or participant a lump sum in an amount that will vary depending on the participant's circumstances. The following table sets forth information regarding the SERP for Senior Officers as of December 31, 2021.

Name[2]	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]
Thomas L. Ryan	26	221,276
Eric D. Tanzberger	25	118,741

[1] The assumptions made for calculating the present value of accumulated benefit of the SERP for Senior Officers are set forth in Note 12 to the consolidated financial statements included in the SCI 2021 Annual Report on Form 10-K. During the year ended December 31, 2021, Thomas L. Ryan's pension value decreased $11,113, and Eric D. Tanzberger's decreased $8,348.

[2] Excludes Sumner J. Waring, Steven A. Tidwell, and Gregory T. Sangalis as their service with the Company as an Officer began after December 31, 2000, which was the last period of eligibility for the SERP prior to its discontinuance.

Executive Employment Agreements

Current Named Executive Officers

The Company has employment agreements with the Named Executive Officers. These agreements have current terms expiring December 31, 2022. Annually, the Company may extend each agreement for an additional year unless notice of nonrenewal is given by either party. If such notice of nonrenewal is given by the Company or if notice is not given of the Company's decision to authorize renewal, the employment agreement will not be extended.

These agreements provide for base salaries, that may be increased by the Compensation Committee in its sole discretion, and the right to participate in bonus and other compensation and benefit arrangements. As of March 7, 2022, the base salaries for Thomas L. Ryan, Eric D. Tanzberger, Sumner J. Waring, Steven A. Tidwell, and Gregory T. Sangalis were $1,200,000, $630,000, $630,000, $560,000, and $520,000 respectively.

Pursuant to the agreements, in the event of termination of employment due to the executive's voluntary termination, the executive is entitled to receive (i) salary earned to the date of termination and (ii) any incentive compensation that had been determined by the Compensation Committee but not yet paid. In the event of termination of employment due to disability or death, the executive or his estate is entitled to receive (i) his salary through the end of his employment term, (ii) a pro rata portion (based on the portion of the year elapsed at the date of termination) of the annual performance-based incentive bonus the executive would have received if he had remained an employee through his employment term ("Prorated Bonus"), and (iii) continuation of health benefits for eighteen months. In the event of termination by the Company without cause, the executive is entitled to receive (i) bi-weekly salary continuation payments based on his rate of salary for two years, (ii) Pro Rated Bonus and (iii) continuation of health benefits for eighteen months. In the event of termination by the Company for cause, the executive is not entitled to any further payments under the employment agreement. "Cause" includes conviction of a crime involving moral turpitude, failure to follow Company policy or directives, willful and persistent failure to attend to his duties, gross negligence or willful misconduct, and violation of his obligations under the employment agreement.

In the event of a change of control of the Company (as defined below) and the subsequent termination of the executive without cause or voluntary termination by the executive for good reason (as defined below) during the period commencing sixty days prior to the change of control and ending two years following the change of control, the executive is entitled to the following:

- a lump sum equal to three times the sum of the executive's annual salary and target annual performance-based incentive bonus ("Target Bonus");
- an amount equal to his target annual performance-based incentive bonus, prorated to the date of the change of control ("Partial Bonus"); and
- continuation of health benefits for eighteen months.

"Good Reason" means relocation of the executive by more than 50 miles, reduction in responsibilities, reduction in base salary or bonus or other compensation programs, or reduction in the executive's aggregate benefits.

Upon termination of his employment, each executive is subject, at the Company's option, to a non-competition obligation for a period of one year, which the Company may extend for one additional year. If the Company elects to have the non-competition provisions apply, the Company will make payments to the executive during the non-competition period at a rate equal to his base salary at the time of termination, unless such termination was for cause or the executive terminates his employment (other than within twenty-four months after a change of control for certain specified reasons), in which case the executive is bound by the non-competition provisions without the Company making the corresponding payments.

Change of Control

Under the employment agreements, a change in control includes any of the following:

- any individual, entity, or group acquires 20% or more of our common stock or voting securities (excluding certain acquisitions involving SCI or an SCI benefit plan or certain reorganization, merger, or consolidation transactions);
- our incumbent Directors cease to constitute a majority of our Directors (our incumbent Directors include persons nominated by the existing Board or Executive Committee);

- consummation of certain reorganizations, mergers, consolidations, or sales of substantially all assets of SCI; or

- our shareholders approve certain liquidations or dissolution of SCI.

However, such a reorganization, merger, consolidation, or sale of assets does not constitute a change of control if:

- more than 60% of the surviving corporation's common stock and voting shares is owned by our shareholders (in the same proportion that our shareholders owned shares in SCI before the transaction);

- no person (excluding SCI, any benefit plan of SCI or the surviving corporation, and a person owning 20% of SCI common stock or voting securities before the transaction) owns 20% or more of the common stock or voting shares of the surviving corporation; and

- a majority of the surviving corporation's Board members were incumbent SCI Directors when the transaction agreement was executed.

Equity compensation issued prior to 2022 fully vests after a change in control occurs, whereas cash-related compensation requires employment termination to receive any actual payment. Effective for our 2022 equity awards, the Compensation Committee removed the automatic single trigger vesting upon a change in control. Instead, vesting will occur only if:

- the Committee determines that the Company will not honor, assume, or replace the outstanding equity awards with an alternate comparable award; or

- the Employee is terminated without cause or resigns for good reason within the time period that begins 60 days before a change in control and ends two years after a change in control.

Potential Payments Upon Termination

The Company has entered into certain agreements and maintains certain plans that require the Company to provide compensation to Named Executive Officers in the event of a termination of employment. The amount of compensation payable to each Named Executive Officer in each situation is listed in the tables below. In addition, each Named Executive Officer is entitled to receive his benefits described in the preceding tables titled "Pension Benefits" and "Nonqualified Deferred Compensation in 2021."

Executive Payments and Benefits Upon Termination as of December 31, 2021

		Voluntary Termination	Involuntary Not for Cause Termination	Disability	Death	Change of Control Involuntary or Good Reason Termination
Thomas L. Ryan	Salary and Bonus	$—	$ 5,520,000	$ 4,320,000	$ 4,320,000	$ 9,840,000
	Long-Term Incentives	—	24,809,991	24,809,991	24,809,991	27,744,774
	Other Benefits	—	6,510,992	6,477,519	13,477,519	6,510,992
	Total	—	36,840,983	35,607,510	42,607,510	44,095,766
Eric D. Tanzberger	Salary and Bonus	—	2,356,000	1,736,000	1,736,000	4,092,000
	Long-Term Incentives	—	5,726,605	5,726,605	5,726,605	6,408,032
	Other Benefits	—	929,353	895,880	3,895,880	929,353
	Total	—	9,011,958	8,358,485	11,358,485	11,429,385
Sumner J. Waring, III	Salary and Bonus	—	2,356,000	1,736,000	1,736,000	4,092,000
	Long-Term Incentives	—	5,166,057	5,166,057	5,166,057	5,785,773
	Other Benefits	—	247,565	214,092	3,214,092	247,566
	Total	—	7,769,622	7,116,149	10,116,149	10,125,339
Steven A. Tidwell	Salary and Bonus	—	1,980,000	1,430,000	1,430,000	3,410,000
	Long-Term Incentives	—	3,888,357	3,888,357	3,888,357	4,357,994
	Other Benefits	—	205,370	193,860	3,193,860	205,370
	Total	—	6,073,727	5,512,217	8,512,217	7,973,364
Gregory T. Sangalis	Salary and Bonus	—	1,872,000	1,352,000	1,352,000	3,224,000
	Long-Term Incentives	—	3,959,523	3,959,523	3,959,523	4,424,925
	Other Benefits	—	400,065	376,677	3,376,677	400,065
	Total	—	6,231,588	5,688,200	8,688,200	8,048,990

Below is a description of the assumptions that were used in creating the table above.

Base Salary and Annual Performance-Based Incentive Paid in Cash

The amounts of these elements of compensation are governed by the individual's employment agreements. See "Executive Employment Agreements" above. At December 31, 2021, each of the employment agreements had a term expiring December 31, 2022. In addition, the meaning of "change of control" as used in the tables is set forth in the employment agreements.

Long-Term Incentives: Performance Units, Stock Options, and Restricted Stock

The amounts pertaining to the performance units, stock options, and restricted stock are governed by the terms of their respective awards. See the discussion following the table "Grants of Plan-Based Awards" above. For unvested performance units, restricted stock, and stock options; accelerated vesting for voluntary termination at retirement occurs at the discretion of the Compensation Committee at age 60 with ten years of service or at age 55 with 20 years of service and is not included in the table above.

Other Benefits

The table does not assume accelerated vesting of the unvested amounts pertaining to each executive's interest in the Executive Deferred Compensation Plan, which could occur at the discretion of the Compensation Committee at retirement. For a discussion of vesting, see the discussion preceding the table "Nonqualified Deferred Compensation in 2021" above.

Under the columns "Involuntary Not for Cause Termination", "Disability", "Death", and "Change of Control: Involuntary or Good Reason Termination", the tables include the accelerated vesting of the unvested amounts in the Executive Deferred Compensation Plan. Under the columns, "Involuntary Not for Cause Termination" and "Change of Control: Involuntary or Good Reason Termination", the tables include the Company's estimates of the value of post-retirement health benefits. The table also includes life insurance proceeds under the "Death" column.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median of the annual total compensation of our employees (excluding the CEO) and the annual total compensation of our CEO. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

We used December 31, 2021 as our determination date and identified the median employee by examining total gross wages for all full-time, part-time, and seasonal employees who were employed at that date. After identifying the median employee, we calculated annual 2021 compensation for the median employee using the same methodology used to calculate the CEO's total compensation as reflected in the Summary Compensation Table on page 56 of this Proxy Statement. The median employee's 2021 total compensation was $37,979. The CEO's 2021 annual total compensation was $11,708,035, which is 308 times the annual total compensation of the median employee (excluding the CEO).

We believe that the above pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. In addition, because the Securities and Exchange Commission rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

CERTAIN TRANSACTIONS

In February 2007, the Company adopted a written policy regarding "related person transactions", which are required to be disclosed under SEC rules. Generally, these are transactions that involve (i) the Company, (ii) a Director, Officer, or 5% shareholder, or their family member or affiliates, and (iii) an amount over $120,000. Under the policy, our General Counsel will review any related person transaction with our Nominating and Corporate Governance Committee or its Chairman. Then, the Committee or the Chairman will make a determination whether the transaction is consistent with the best interests of the Company and our shareholders. The Nominating and Corporate Governance Committee reviewed and approved the following reported transactions:

In 2021, SCI Shared Resources, LLC, a subsidiary of the Company, paid $353,850 in compensation to Bryan Bentley in his capacity as an employee. Bryan Bentley is the son-in-law of Alan R. Buckwalter, a Director of the Company.

The family of Sumner J. Waring, III, Senior Vice President Chief Operating Officer, has had a relationship with SCI since 1996, when the family sold its business to SCI. In 2021, Affiliated Family Funeral Service, Inc., a subsidiary of the Company, leased office space through April 2022 from a company owned by Sumner J. Waring's mother and paid rent in the amount of $4,228 in 2021 pursuant to the lease. Effective April 30, 2021, this office space lease terminated. In addition, Sumner J. Waring's mother owns a company that leases funeral homes to the Company under a lease expiring in September 2022 for which the Company paid rent of $200,000 in 2021. The total amount of real estate rent paid annually to companies owned by Mrs. Waring is $204,228 and is approximately 1% of the total annual rent paid by the Company for leasing real estate.

R. L. Waltrip, is our Founder and Chairman Emeritus and an executive of the Company. He also is the father of W. Blair Waltrip, one of our Directors. For 2021, R. L. Waltrip had a salary of $952,000 and a performance-based cash bonus target of 70% of his base salary (this performance-based cash bonus paid out at 200% for 2021 for a total bonus of $1,332,800). He is eligible to participate in our retirement and health and welfare benefit plans on the same basis as other similarly situated employees. He is also provided with certain additional insurance and perquisites ($189,651 in total in 2021).

VOTING SECURITIES AND PRINCIPAL HOLDERS

Principal Holders of SCI Stock

The table below sets forth information with respect to any person who is known to the Company as of March 7, 2022 to be the beneficial owner of more than five percent of the Company's Common Stock.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class[4]
Baillie Gifford & Co Calton Square 1 Greenside Row Edinburgh EH1 3AN Scotland, UK	18,027,562 [1]	10.9%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	16,245,403 [2]	9.9%
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355	16,224,559 [3]	9.8%

[1] This information is as of December 31, 2021 and is based on a Schedule 13 G/A filed with the Securities and Exchange Commission on January 26, 2022 by Baillie Gifford & Co., which reported sole voting power for 14,631,720 shares, shared voting power for no shares, sole dispositive power for 18,072,562, and shared dispositive power for no shares.

[2] This information is as of December 31, 2021 and is based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 28, 2022 by BlackRock, Inc., which reported sole voting power for 14,970,078 shares, shared voting power for no shares, sole dispositive power for 16,245,403 shares, and shared dispositive power for no shares.

[3] This information is as of December 31, 2021 and is based on a Schedule 13 G/A filed with the Securities and Exchange Commission on February 9, 2022 by The Vanguard Group, Inc., which reported sole voting power for no shares, shared voting power for 81,311 shares, sole dispositive power for 15,999,081 shares, and shared dispositive power for 225,478 shares.

[4] As of the Company's shares outstanding on October 26, 2021 for 164,911,877 as reported on the cover page of the Company's third quarter Form 10-Q.

Executive Officer and Director Ownership of SCI Stock

The table below sets forth, as of March 7, 2022, the amount of the Company's Common Stock beneficially owned by each Named Executive Officer, each Director nominee, and all Directors and executive Officers as a group, based upon information obtained from such persons. Securities reported as beneficially owned include those for which the persons listed have sole voting and investment power, unless otherwise noted.

Name of Individual or Group [5]	Shares Owned	Right to Acquire Ownership Under Options Exercisable Within 60 Days	Total	Percent of Class[4]
Thomas L. Ryan	1,586,408	2,288,999	3,875,407	2.4 %
Eric D. Tanzberger	203,194	218,332	421,526	*
Sumner J. Waring, III	337,828	124,099	461,927	*
Gregory T. Sangalis	205,761	397,400	603,161	*
Steven A. Tidwell	74,553	209,432	283,985	*
Alan R. Buckwalter	49,713	—	49,713	*
Anthony L. Coelho	80,252	—	80,252	*
Jakki L. Haussler	17,392	—	17,392	*
Victor L. Lund	209,798	—	209,798	*
Clifton H. Morris, Jr.	47,475 [1]	—	47,475	*
Ellen Ochoa	48,099	—	48,099	*
Sara M. Tucker	17,392	—	17,392	*
W. Blair Waltrip	1,535,399 [2]	—	1,535,399	*
Marcus A. Watts	64,331 [3]	—	64,331	*
Executive Officers and Directors as a Group (17 persons)	4,762,183	3,688,060	8,450,243	5.1 %

*   Less than one percent

[1]   Includes 4,034 shares owned by Cliff Morris' wife; Cliff Morris disclaims beneficial ownership of such shares. Note Cliff Morris is retiring from the Board effective May 2022.

[2]   Includes 468,384 shares held in trusts under which W. Blair Waltrip, his brother, and his sister are trustees and have shared voting and investment power and for which W. Blair Waltrip disclaims 2/3 beneficial ownership. Also includes 48,388 shares held by other family members or trusts, of which shares W. Blair Waltrip disclaims beneficial ownership. Also includes 55,222 shares held by a charitable foundation of which W. Blair Waltrip is President.

[3]   Includes 4,197 shares held in family trusts of which Marcus Watts is trustee.

[4]   Shares outstanding plus options exercisable as of March 7, 2022 are 164,448,577.

[5]   Director nominee, C. Park Shaper, does not own any of the Company's Common Stock as of the March 7, 2022 record date.

Information About the Meeting and Voting

Q: Who is entitled to vote?

A: Shareholders of record who held common stock of SCI at the close of business on March 7, 2022 are entitled to vote at the 2022 Annual Meeting of Shareholders (the "Annual Meeting"). As of the close of business on that date, there were outstanding 160,760,517 shares of SCI common stock, $1.00 par value ("Common Stock").

Q: What are shareholders being asked to vote on?

A: Shareholders are being asked to vote on the following items at the Annual Meeting:

1. Election of nominees to the Board of Directors.

2. Ratification of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2022 fiscal year.

3. Consideration of an advisory vote to approve Named Executive Officer compensation.

The Company will also transact such other business as may properly come before the meeting. The affirmative vote of a majority of the total shares represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval of each of the proposals listed above.

Q: How do I vote my shares?

A: You can vote your shares using one of the following methods:

• Vote through the internet at www.proxyvote.com using the instructions on the proxy or voting instruction card. Also, you can vote by visiting our annual meeting website at www.sciannualmeeting.com and clicking the link to vote.

• Vote by telephone using the toll-free number shown on the proxy or voting instruction card.

• Complete, sign, and return a written proxy card in the pre-stamped envelope provided.

• Attend and vote at the meeting.

Internet and telephone voting are available 24 hours a day, and if you use one of those methods, you do not need to return a proxy card. Unless you are planning to vote at the meeting, your vote must be received on or before May 4, 2022.

Even if you submit your vote by one of the first three methods mentioned above, you may still vote at the meeting if you are the record holder of your shares or hold a legal proxy from the record holder. Your vote at the meeting will constitute a revocation of your earlier voting instructions.

Q: What if I want to vote in person at the Annual Meeting?

A: The Notice of Annual Meeting of Shareholders provides details of the date, time, and place of the Annual Meeting, if you wish to vote in person. To attend the Annual Meeting in person, you will need proof of your share ownership and valid picture identification.

Q: How does the Board of Directors recommend voting?

A: The Board of Directors recommends voting:

• FOR each of the nominees to the Board of Directors. Biographical information for each nominee is outlined in this Proxy Statement under "Proposal 1: Election of Directors".

• FOR ratification of the selection of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2022 fiscal year.

• FOR approval, on an advisory basis, of Named Executive Officer compensation.

Although the Board of Directors does not contemplate that any nominee will be unable or unwilling to serve, if such a situation arises, the proxies that do not withhold authority to vote for Directors will be voted for a substitute nominee(s) chosen by the Board.

OTHER INFORMATION

Q: If I give my proxy, how will my shares be voted on other business brought up at the Annual Meeting?

A: By submitting your proxy, you authorize the persons named on the proxy card to use their discretion in voting on any other matters properly brought before the Annual Meeting. At the date hereof, SCI does not know of any other business to be considered at the Annual Meeting.

Q: Can I revoke my proxy once I have given it?

A: Yes. Your proxy, even though executed and returned, may be revoked any time prior to the time that it is voted at the Annual Meeting by a later-dated proxy or by written notice of revocation filed with the Secretary, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019. Alternatively, you can attend the annual meeting, revoke your proxy in person, and vote at the meeting itself.

Q: How will the votes be counted?

A: Each properly executed proxy received in time for the annual meeting will be voted as specified therein, or if a shareholder does not specify how the shares represented by his or her proxy are to be voted, they will be voted (i) for the nominees listed therein (or for other nominees as provided above), (ii) for ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, and (iii) for approval on an advisory basis of Named Executive Officer compensation. Holders of SCI Common Stock are entitled to one vote per share on each matter considered at the Annual Meeting. In the election of Directors, a shareholder has the right to vote the number of his or her shares for as many persons as there are to be elected as Directors. Shareholders do not have the right to cumulate votes in the election of Directors. Abstentions are counted towards the calculation of a quorum. An abstention has the same effect as a vote against a proposal, or in the case of the election of Directors, as shares for which voting power has been withheld.

Q: What if my SCI shares are held through a bank or broker?

A: If your shares are held through a broker or bank, you will receive voting instructions from your bank or broker describing how to vote your stock. If you do not vote your shares, your broker or bank does not have the discretion to vote your shares on the proposals, except that they have the discretion to vote your shares for ratification of the selection of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2022 fiscal year. A "broker non-vote" refers to a proxy that votes on one matter, but indicates that the holder does not have the authority to vote on other matters. Broker non-votes will have the following effects at our Annual Meeting: for purposes of determining whether a quorum is present, a broker non-vote is deemed to be present at the meeting; for purposes of the election of Directors and other matters to be voted on at the meeting, a broker non-vote will not be counted.

Q: How does a shareholder or interested party communicate with the Board of Directors, committees, or individual Directors?

A: Any shareholder or interested party may communicate with the Board of Directors, any committee of the Board, the non-management Directors as a group, or any Director by sending written communications addressed to the Board of Directors of Service Corporation International, a Board committee, the non-management Directors, or such individual Director or Directors, c/o Office of Corporate Secretary, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019, or by email to leaddirector@sci-us.com. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors (or other addressee) at the next regular Board meeting.

Q: What is the Company's web address?

A: The SCI home page is www.sci-corp.com. At the website, the following information is available for viewing. The information below is also available in print to any shareholder who requests it.

- Bylaws of SCI
- Charters of the Audit Committee, the Compensation Committee, Investment Committee and the Nominating and Corporate Governance Committee
- Corporate Governance Guidelines
- Principles of Conduct and Ethics for the Board of Directors
- Code of Conduct and Ethics for Officers and Employees

Q: How can I obtain a copy of the Annual Report on Form 10-K?

A: A copy of SCI's 2021 Annual Report on Form 10-K is furnished with this Proxy Statement to each shareholder entitled to vote at the Annual Meeting. If you do not receive a copy of the Annual Report on Form 10-K, you may obtain one free of charge by writing to Investor Relations, P.O. Box 130548, Houston, Texas 77219-0548.

Q: Why is it important to vote via the internet or telephone, or send in my proxy card so that it is received on or before May 4, 2022?

A: The Company cannot conduct business at the Annual Meeting unless a quorum is present. A quorum will only be present if a majority of the outstanding shares of SCI common stock as of March 7, 2022 is present at the meeting in person or by proxy. It is for this reason that we urge you to vote via the internet or telephone or send in your completed proxy card(s) as soon as possible, so that your shares can be voted even if you cannot attend the meeting.

Proxy Solicitation

We may solicit proxies through the mail, in person, or by telephone, fax, or internet. Certain Officers, Directors, and other employees of the Company may solicit proxies. Directors, Officers, and other employees of the Company will not receive additional compensation for these services. We will reimburse brokerage firms, nominees, fiduciaries, custodians, and other agents for their expenses in distributing proxy material to the beneficial owners of our common stock. To avoid unnecessary expense, please return your proxy regardless of the number of shares that you own. Simply date, sign, and return the enclosed proxy in the enclosed business reply envelope.

Service Corporation International
1929 Allen Parkway
P.O. Box 130548
Houston, Texas 77219-0548

Submission of Shareholder Proposals

Any proposal to be presented by a shareholder and included in the Company's proxy materials for the Company's 2023 Annual Meeting of Shareholders, other than nomination of directors, must be received by the Company on or before November 25, 2022. All proposals must comply with Rule 14a-8 under the Exchange Act.

Pursuant to the Company's Bylaws, any holder of Common Stock of the Company desiring to make a director nomination or bring any other matters to be considered at the Company's 2023 Annual Meeting of Shareholders in a form other than a shareholder proposal in accordance with the preceding paragraph must give advance written notice in accordance with the Bylaws that is received by the Company, addressed to the Corporate Secretary, no earlier than January 4, 2023 and no later than January 24, 2023. Any notice pursuant to this or the preceding paragraph should be addressed to the Corporate Secretary, Service Corporation International, 1929 Allen Parkway, P.O. Box 130548, Houston, Texas 77219-0548.

Other Business

The Board of Directors of the Company is not aware of other matters to be presented for action at the Annual Meeting of Shareholders; however, if any such matters are properly presented for action, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their judgment.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Form 4 and amendments thereto furnished to the Company during its most recent fiscal year and written representations from reporting persons, the Company believes that all required Form 4 reports for transactions occurring in 2021 were filed timely except for the late filing of five Form 4s for W. Blair Waltrip, a Director of the Company, representing 1,100 shares sold without Mr. Waltrip's knowledge, by the co-trustee of a trust indirectly owned by Mr. Waltrip.

Annex A: Non-GAAP Financial Measures

We believe the following non-GAAP financial measures provide a consistent basis for comparison between years and better reflect the performance of our core operations. We also believe these measures help facilitate comparisons to our competitors' results.

Set forth below is a reconciliation of our non-GAAP financial measures. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

	Twelve Months Ended December 31,					
	2021		2020		2019	
Adjusted Earnings and Adjusted EPS **(In Millions, except diluted EPS)**	**Net Income**	**Diluted EPS**	**Net Income**	**Diluted EPS**	**Net Income**	**Diluted EPS**
Net income attributable to common stockholders, as reported	$ 802.9	$ 4.72	$ 515.9	$ 2.88	$ 369.6	$ 1.99
Pre-tax reconciling items:						
Impact of divestitures and impairment charges, net	(25.2)	(0.15)	(7.0)	(0.03)	(32.9)	(0.18)
Losses on early extinguishment of debt, net	5.2	0.03	18.4	0.10	16.6	0.09
Legal settlement	—	—	—	—	6.4	0.03
Cash received from a vendor waiver and release agreement payment	(8.3)	(0.05)	—	—	—	—
Tax reconciling items:						
Tax effect from special items	7.3	0.04	(2.6)	(0.02)	4.1	0.02
Change in uncertain tax reserves and other	(4.0)	(0.02)	(3.0)	(0.02)	(10.9)	(0.05)
Earnings excluding special items and diluted earnings per share excluding special items	$ 777.9	$ 4.57	$ 521.7	$ 2.91	$ 352.9	$ 1.90
Diluted weighted average shares outstanding		170.1		179.0		185.5

	Twelve Months Ended December 31,		
Adjusted Operating Cash Flow (In Millions)	**2021**	**2020**	**2019**
Net cash provided by operating activities, as reported	$ 920.6	$ 804.4	$ 628.8
Cash received from a vendor waiver and release agreement payment	(8.3)	—	—
Legal settlement payment	—	—	6.4
Net cash provided by operating activities excluding special items	$ 912.3	$ 804.4	$ 635.2

Annex B: Peer Comparator Group

Acuity Brands, Inc.	Coupa Software Incorporated	International Flavors & Fragrances Inc.
ADT Inc.	Curtiss-Wright Corporation	Iron Mountain Incorporated
Advance Auto Parts, Inc.	Cypress Semiconductor Corporation	Jabil Inc.
AECOM	Darden Restaurants, Inc.	Jack Henry & Associates, Inc.
Allegion plc	Dentsply Sirona Inc.	Janus Henderson Group plc
Alliance Data Systems Corporation	Devon Energy Corporation	Jones Lang LaSalle Incorporated
Alliant Energy Corporation	Diamondback Energy, Inc.	Kansas City Southern
Alteryx, Inc.	DICK'S Sporting Goods, Inc.	KBR, Inc.
American Airlines Group Inc.	DocuSign, Inc.	Kemper Corporation
APA Corporation	Domino's Pizza, Inc.	Kinross Gold Corporation
Apartment Investment and Management Company	Donaldson Company, Inc.	Kohl's Corporation
Aramark	Dover Corporation	L Brands Inc
Arrow Electronics, Inc.	Dunkin' Brands Group, Inc.	Laboratory Corporation of America Holdings
Ashland Global Holdings Inc.	DXC Technology Company	Leggett & Platt, Incorporated
Assurant, Inc.	EchoStar Corporation	Leidos Holdings Inc.
AutoNation, Inc.	Elanco Animal Health Incorporated	Lennox International Inc.
Avalara, Inc.	EMCOR Group, Inc.	Levi Strauss & Co.
Avery Dennison Corporation	Envista Holdings Corporation	Liberty Global plc
Avnet, Inc.	Etsy, Inc.	Lincoln National Corporation
Axalta Coating Systems Ltd.	Expedia Group, Inc.	LKQ Corporation
AXIS Capital Holdings Limited	Extra Space Storage Inc.	Loews Corporation
Baker Hughes Company	FactSet Research Systems Inc.	Logitech International S.A.
BioMarin Pharmaceutical Inc.	First American Financial Corporation	LPL Financial Holdings Inc.
Bio-Rad Laboratories, Inc.	First Solar, Inc.	Lyft, Inc.
Black Knight, Inc.	Flowers Foods, Inc.	Macy's, Inc.
BlackBerry Limited	Flowserve Corporation	Manhattan Associates, Inc.
Booz Allen Hamilton Holding Corporation	Gartner, Inc.	Marathon Oil Corporation
BorgWarner Inc.	Genpact Limited	MarketAxess Holdings Inc.
Bright Horizons Family Solutions Inc.	Globe Life Inc.	Marriott Vacations Worldwide Corporation
Brighthouse Financial, Inc.	Graphic Packaging Holding Company	Masco Corporation
Broadridge Financial Solutions, Inc.	Haemonetics Corporation	MasTec, Inc.
BRP Inc.	Harley-Davidson, Inc.	Mattel, Inc.
Brunswick Corporation	Hasbro, Inc.	MDU Resources Group, Inc.
Burlington Stores, Inc.	Helen of Troy Limited	Mid-America Apartment Communities, Inc.
BWX Technologies, Inc.	Henry Schein, Inc.	Millicom International Cellular S.A.
Caesars Entertainment, Inc.	Hexcel Corporation	MKS Instruments, Inc.
Campbell Soup Company	Highwoods Properties, Inc.	Mohawk Industries, Inc.
Cardinal Health, Inc.	Hill-Rom Holdings, Inc.	Molina Healthcare, Inc.
CarMax, Inc.	HollyFrontier Corporation	Morningstar, Inc.
Carter's, Inc.	Hologic, Inc.	NCR Corporation
Cboe Global Markets, Inc.	Host Hotels & Resorts, Inc.	NetApp, Inc.
CDK Global, Inc.	Howmet Aerospace Inc.	Newell Brands Inc.
CenterPoint Energy, Inc.	Hubbell Incorporated	News Corporation
Cheniere Energy, Inc.	Huntington Ingalls Industries, Inc.	Nielsen Holdings plc
Chewy, Inc.	Huntsman Corporation	Nordson Corporation
Choice Hotels International, Inc.	Hyatt Hotels Corporation	Nordstrom, Inc.
Churchill Downs Incorporated	ICON Public Limited Company	NRG Energy, Inc.
Cimarex Energy Co.	IDEX Corporation	Nutanix, Inc.
CNA Financial Corporation	Ingersoll Rand Inc.	nVent Electric plc
CNH Industrial N.V.	Ingredion Incorporated	OGE Energy Corp.
Columbia Sportswear Company	Insulet Corporation	ON Semiconductor Corporation
Conagra Brands, Inc.	Integra LifeSciences Holdings Corporation	ONE Gas, Inc.

Annex B: Peer Comparator Group (Continued)

Open Text Corporation	Sensata Technologies Holding plc	TripAdvisor, Inc.
Oshkosh Corporation	Shaw Communications Inc.	Tyler Technologies, Inc.
Ovintiv Inc.	Sonoco Products Company	Ulta Beauty, Inc.
Packaging Corporation of America	Spire Inc.	Under Armour, Inc.
Parkland Corporation	Stericycle, Inc.	United Rentals, Inc.
Pegasystems Inc.	STERIS plc	US Foods Holding Corp.
Pentair plc	Syneos Health, Inc.	Vail Resorts, Inc.
PerkinElmer, Inc.	Tapestry, Inc.	Varian Medical Systems, Inc.
Perrigo Company plc	Tech Data Corporation	Viasat, Inc.
PG&E Corporation	Temenos AG	Voya Financial, Inc.
Pinnacle West Capital Corporation	Tetra Tech, Inc.	W. R. Grace & Co.
Pinterest, Inc.	Textron Inc.	Waters Corporation
Polaris Inc.	The Hanover Insurance Group, Inc.	West Pharmaceutical Services, Inc.
PRA Health Sciences, Inc.	The Interpublic Group of Companies, Inc.	Westlake Chemical Corporation
PulteGroup, Inc.	The J. M. Smucker Company	WestRock Company
PVH Corp.	The Mosaic Company	WEX Inc.
Quanta Services, Inc.	The New York Times Company	Whirlpool Corporation
Quest Diagnostics Incorporated	The Scotts Miracle-Gro Company	Williams-Sonoma, Inc.
Ralph Lauren Corporation	The Timken Company	Woodward, Inc.
Reinsurance Group of America, Incorporated	The Toro Company	WPX Energy, Inc.
Repligen Corporation	The Wendy's Company	Travel + Leisure Co.
RingCentral, Inc.	The Western Union Company	Xerox Holdings Corporation
Ritchie Bros. Auctioneers Incorporated	Tractor Supply Company	Xylem Inc.
Science Applications International Corporation	TransUnion	Yamana Gold Inc.
Seagate Technology Holdings plc	Trex Company, Inc.	Yandex N.V.
		Zillow Group, Inc.

Annex C: Performance Unit Plan Peer Group

Agilent Technologies, Inc.	HNI Corporation	Prologis, Inc.
AutoZone, Inc.	Huntington Bancshares Incorporated	STERIS plc
Brunswick Corporation	Kemper Corporation	The Brink's Company
Cintas Corporation	KeyCorp	The Hanover Insurance Group, Inc.
CNO Financial Group, Inc.	Leggett & Platt, Incorporated	Varian Medical Systems, Inc.
Comerica Incorporated	MSC Industrial Direct Co., Inc.	Vornado Realty Trust
DENTSPLY SIRONA Inc.	Nasdaq, Inc.	Waters Corporation
Equifax Inc.	PerkinElmer, Inc.	
Globe Life Inc.	Pitney Bowes Inc.	
Herman Miller, Inc.	Popular, Inc.	



**SERVICE CORPORATION
INTERNATIONAL**

1929 Allen Parkway
Houston, Texas 77019
713-522-5141
SCI-Corp.com

Investors:

Debbie Young
Director, Investor Relations
Phone: 713-525-9088

Media:

Jay Andrew
Assistant Vice President, Corporate Communications
Phone: 713-525-3468